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04024544

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Credit Suisse First Boston

*CURRENT ADDRESS

PROCESSED
APR 26 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4705

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/26/04

CREDIT SUISSE FIRST BOSTON

ARLS
12-31-03

ANNUAL REPORT 2003

This Annual Report presents information on Credit Suisse First Boston, a wholly owned subsidiary of Credit Suisse Group. For comparisons and commentary on results of business operations, reference should also be made to the Credit Suisse Group Annual Report.

Contents

FINANCIAL HIGHLIGHTS

Financial Information Legal Entity (LE) Credit Suisse First Boston

For the year ended December 31, 2003 **CONSOLIDATED INCOME STATEMENT**	**2003 CHF m**	2002 CHF m
Net operating income	**14'048**	16'539
Personnel expenses	**-8'256**	-11'471
Other operating expenses	**-2'491**	-3'470
Gross operating profit	**3'301**	1'598
Depreciation and write-downs on non-current assets	**-1'809**	-2'224
Valuation adjustments, provisions and losses	**-399**	-3'691
Consolidated profit/loss before extraordinary items and taxes	**1'093**	-4'317
Net extraordinary items, net of related taxes	**161**	-392
Cumulative effect of change in accounting principle	**321**	254
Taxes on profit/loss before extraordinary items	**-261**	1'023
Consolidated net profit/loss (including minority interests)	**1'314**	-3'432
of which minority interests	***165***	*96*
Consolidated net profit/loss (excluding minority interests)	**1'149**	-3'528

As of December 31,2003 **CONSOLIDATED BALANCE SHEET**	**2003 CHF m**	2002 CHF m
Total assets	**607'283**	620'595
Due from banks[1]	**53'954**	47'098
Due from customers[1]	**52'642**	64'883
Due to banks[2]	**188'599**	176'978
Due to customers[2]	**50'956**	62'802
Shareholder's equity[3,4]	**19'360**	19'789
of which minority interests[3]	***8'148***	*8'887*

KEY RATIOS	**2003 %**	2002 %
Cost/income[5]	**76.5**	90.3
Tax rate on profit/loss before extraordinary items[6]	**23.9**	23.7
Return on equity[7]	**4.2**	-13.7
BIS tier 1 ratio[4]	**13.6**	10.3
BIS total capital ratio	**23.6**	19.3
Equity/assets	**3.2**	3.2
Equity/assets net of securities borrowing and reverse repurchase agreements	**4.8**	4.9

As of December 31, 2003 **STAFF NUMBERS**	***2003***	2002[8]
Americas	**9'249**	12'160
Europe	**6'942**	8'398
of which Switzerland	***960***	*1'559*
Asia/Pacific	**2'397**	3'104
Total	**18'588**	**23'662**

As of December 31, 2003 **CREDIT SUISSE FIRST BOSTON RATINGS**	Short-term debt	Long-term debt Senior	 Senior Subordinated	 Junior Subordinated
Moody's, New York	P-1	Aa3	A1	A1
Standard & Poor's, New York	A-1	A+	A	A-
Fitch IBCA Ltd, New York	F-1+	AA-	A+	A+

[1] *Net of securities lending and reverse repurchase agreements.*

[2] Net of securities borrowing and repurchase agreements.

[3] Minority interests include (a) CHF 155 million (2002: CHF 174 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 908 million (2002: CHF 886 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group ('CSG'), (c) CHF 1'267 million (2002: CHF 1'425 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in subsidiaries of Credit Suisse First Boston ('the Bank') and (d) CHF 5'159 million (2002: CHF 5'804 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank.
In total, CSG's holding in the minority interest of the Bank amounted to CHF 7'917 million (2002: CHF 8'681 million).

[4] Core capital includes CHF 870 million (2002: CHF 849 million) of innovative Tier 1 instruments.

[5] Operating expenses as a percentage of net operating income.

[6] Ordinary taxes as a percentage of consolidated net profit / loss before extraordinary items and taxes.

[7] Consolidated net profit after ordinary taxes, but before extraordinary items, compared to quarterly average equity.

[8] Adjusted

For the year ended December 31, 2003 **CONSOLIDATED INCOME STATEMENT**	BU [1] CSFB CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total** **LE CSFB[4]** **CHF m**
Results from interest business				
Interest and discount income	8'497	-	1	**8'498**
Interest and dividend income from trading portfolio	9'632	-	112	**9'744**
Interest and dividend income from financial investments	273	-	-43	**230**
Interest expense	-13'994	-42	-76	**-14'112**
Net interest income	**4'408**	**-42**	**-6**	**4'360**
Results from commission and service fee activities				
Commission income from lending activities	769	-	1	**770**
Commission from securities and investment transactions	7'301	-	-156	**7'145**
Commission from other services	442	-	115	**557**
Commission expense	-903	-	168	**-735**
Net commission and service fee income	**7'609**	**-**	**128**	**7'737**
Net trading income	**2'156**	**-**	**-450**	**1'706**
Other ordinary income				
Income from the sale of financial investments	434	8	-127	**315**
Income from participations	28	-	8	**36**
of which from participations accounted for using the equity method	*21*	-	-	***21***
of which from other non-consolidated participations	*7*	-	*8*	***15***
Real estate income/losses	22	11	1	**34**
Sundry ordinary income	319	-	-25	**294**
Sundry ordinary expenses	-419	-	-15	**-434**
Net other ordinary income	**384**	**19**	**-158**	**245**
Net operating income	**14'557**	**-23**	**-486**	**14'048**
Operating expenses				
Personnel expenses	-7'534	-	-722	**-8'256**
Other operating expenses	-3'434	133	810	**-2'491**
Total operating expenses	**-10'968**	**133**	**88**	**-10'747**
Gross operating profit	**3'589**	**110**	**-398**	**3'301**
Depreciation and write-downs on non-current assets	-551	-88	-1'170	**-1'809**
Valuation adjustments, provisions and losses	-398	-3	2	**-399**
Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**2'640**	**19**	**-1'566**	**1'093**
Extraordinary items, net of related taxes	121	-11	51	**161**
Cumulative effect of change in accounting principle	-	-	321	**321**
Taxes on profit/loss before extraordinary items	-573	6	306	**-261**
Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests	**2'188**	**14**	**-888**	**1'314**
Retention amortization	-213	-	213	**-**
Acquisition interest	-267	-	267	**-**
Amortisation of acquired intangible assets and goodwill	-1'090	-	1'090	**-**
Cumulative effect of change in accounting principle	318	-	-318	**-**
Tax impact	238	-	-238	**-**
Profit including minority interests	**1'174**	**14**	**126**	**1'314**
Minority interests	-	-	*165*	***165***
Profit excluding minority interests	**1'174**	**14**	**-39**	**1'149**

[1] The BU information and adjustments presented above are unaudited.

[2] Real Estate primarily consists of properties owned by the Bank, the majority of which are used by the Credit Suisse Financial Services business unit and other entities within Credit Suisse Group.

[3] The business unit income statement differs from the presentation of the Bank's consolidated results in that certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill are reported separately in the income statement, and certain other items, including brokerage, execution and clearing expenses, contractor costs and expenses related to certain redeemable preferred securities classified as minority interest, have been reclassified.

[4] The total column has been extracted from the attached audited financial statements.

As of December 31, 2003 **ASSETS**	BU [1] CSFB CHF m	REAL [1,2] ESTATE CHF m	Adjustments[1,3] CHF m	**Total LE CSFB[4] CHF m**
Cash	510	-	-	**510**
Money market papers	10'469	-	-	**10'469**
Due from banks	196'783	24	343	**197'150**
of which securities borrowing and reverse repurchase agreements	*143'196*	-	-	***143'196***
Due from other units within LE CSFB	1'268	-	-1'268	**-**
Due from customers	114'354	6	534	**114'894**
of which securities borrowing and reverse repurchase agreements	*62'252*	-	-	***62'252***
Mortgages	12'234	-	-	**12'234**
Securities and precious metals trading portfolio	186'334	-	-2	**186'332**
Financial investments	10'378	19	-457	**9'940**
Non-consolidated participations	347	-	-11	**336**
Tangible fixed assets	1'550	2'163	-	**3'713**
Intangible assets	9'655	-	-	**9'655**
Accrued income and prepaid expenses	3'436	1	43	**3'480**
Other assets	58'582	3	-15	**58'570**
of which replacement value of derivatives	*52'139*	-	*13*	***52'152***
TOTAL ASSETS	**605'900**	**2'216**	**-833**	**607'283**

LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities in respect of money market papers	33'379	-	-	**33'379**
Due to banks	293'389	10	55	**293'454**
of which securities lending and repurchase agreements	*104'855*	-	-	***104'855***
Due to other units within LE CSFB	-	1'268	-1'268	**-**
Due to customers, savings and investment deposits	2'604	-	-	**2'604**
Due to customers, other deposits	119'896	20	279	**120'195**
of which securities lending and repurchase agreements	*71'843*	-	-	***71'843***
Bonds and mortgage-backed bonds	62'584	638	-	**63'222**
Accrued expenses and deferred income	14'196	44	107	**14'347**
Other liabilities	58'972	1	-168	**58'805**
of which replacement value of derivatives	*55'458*	-	-	***55'458***
Valuation adjustments and provisions	1'853	57	7	**1'917**
Total liabilities	**586'873**	**2'038**	**-988**	**587'923**
Share capital	4'400	-	-	**4'400**
Capital reserves	13'443	-	-	**13'443**
Retained earnings	-7'973	163	30	**-7'780**
Minority interests in shareholder's equity	7'983	-	-	**7'983**
Consolidated net profit	1'174	15	125	**1'314**
of which minority interests	-	-	*165*	***165***
Total shareholder's equity	**19'027**	**178**	**155**	**19'360**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**605'900**	**2'216**	**-833**	**607'283**

[1] The BU information and adjustments presented above are unaudited.

[2] Real Estate primarily consists of properties owned by the Bank, the majority of which are used by the Credit Suisse Financial Services business unit and other entities within Credit Suisse Group.

[3] Adjustments represent consolidating entries and balances relating to operations which are managed by the CSFB BU but are not legally owned by CSFB legal entity, and vice versa.

[4] The total column has been extracted from the attached audited financial statements.

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Credit Suisse First Boston (the 'Bank') is a leading global investment bank, with total consolidated assets of approximately CHF 607 billion and total consolidated shareholder's equity of approximately CHF 19 billion, in each case as at December 31, 2003. The Bank provides a wide range of financial services from locations around the world to institutional, corporate, government and individual clients worldwide. The Bank was founded in 1856 and has its registered head office in Zurich, with additional executive offices and principal branches located in London, New York, Singapore and Tokyo. The Bank employed approximately 18'600 people at December 31, 2003.

Credit Suisse Group ('CSG'), which owns 100% of the voting shares of the Bank, is one of the world's leading global financial services companies, providing a comprehensive range of banking and insurance products and active in all major financial centers. The operations of Credit Suisse Group are structured into two business units, the Credit Suisse Financial Services business unit and the Credit Suisse First Boston business unit. The Bank consists principally of the Credit Suisse First Boston business unit ('CSFB').

CSFB includes the operations of the Institutional Securities and CSFB Financial Services segments. The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world. The Institutional Securities segment is operated and managed through three principal operating divisions:

- the Fixed Income division, which trades fixed income financial instruments and offers derivatives and risk management products;
- the Equity division, which trades equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and
- the Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments and acts as an investment advisor for private equity funds.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors and financial advisory services to high-net-worth individuals and corporate investors. The CSFB Financial Services segment consists of:

- The institutional asset management business, which operates under the main brand name Credit Suisse Asset Management, offering a wide array of products, including fixed income, equity, balanced, money-market, indexed and alternative investment products; and
- Private Client Services, a financial advisory business serving high-net-worth individuals and corporate investors with a wide range of CSFB and third-party investment management products and services.

Effective January 1, 2004, CSFB's operations were reorganized to transfer the private equity and private fund groups in the Investment Banking division to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. The operations of the Institutional Securities segment now includes debt and equity underwriting and financial advisory services and the equity and fixed income trading businesses.

In 2003, the Bank continued to focus on core businesses and reduce costs. In May 2003, the Bank sold its clearing and execution platform, Pershing, which was part of the CSFB Financial Services segment, to The Bank of New York Company, Inc. In June 2003, the Bank acquired Volaris Advisors, a New York-based equity-options strategies firm that provides yield-enhancement and volatility management services, to enhance the services of the Private Client Services business. In September 2003, the Bank completed the transfer of its Zurich-based securities and treasury execution platform to Credit Suisse Financial Services. In November 2003 the Bank sold its 50% interest in a Japanese online broker. Also in November 2003, the Bank acquired a majority interest in a joint venture that originates and services commercial mortgage loans and holds licences in the United States under Fannie Mae, Freddie Mac and Department of Housing and Urban Development programs. The Bank completed the sales of its local brokerage business in Poland and a 90% stake in its South African local equity brokerage operations in 2003. The Bank also continued to reduce significantly the portfolio of real estate and related loans and distressed assets that are part of non-continuing businesses.

This Annual Report provides only limited commentary relating to the business activities of the Bank. More detailed commentary is provided in the Annual Report of Credit Suisse Group. For analytical convenience, unaudited consolidated schedules are presented on pages 2 and 3 reconciling the 2003 results and financial position of CSFB to those of the Bank.

Businesses of the Bank

Institutional securities operations are conducted through the Bank, its branches and its subsidiaries, including: Credit Suisse First Boston International; Credit Suisse First Boston (USA), Inc.; Credit Suisse First Boston (International) Holding AG and its European and Pacific subsidiaries, including Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Securities (Japan) Limited; Banco de Investimentos Credit Suisse First Boston SA, a leading investment bank in Brazil; Credit Suisse First Boston Australia Equities Limited and other entities around the world, many of which are regulated by local regulatory authorities.

Asset management operations are conducted through the Bank and its dedicated asset management and mutual fund subsidiaries worldwide. Additionally, the Bank owns real estate both directly and indirectly. The Credit Suisse Financial Services business unit and other entities within Credit Suisse Group use the majority of these properties.

Outsourcing of services

Where the outsourcing of services through agreements with service providers outside Credit Suisse First Boston is considered significant under the terms of Swiss Federal Banking Commission Circular 99/2 "Outsourcing", those agreements comply with all regulatory requirements on aspects, such as business and banking secrecy, data protection and customer information. For Credit Suisse First Boston, significant outsourcing relationships exist with Credit Suisse in the areas of information technology, telecommunications, corporate services and operations.

In addition, certain external outsourcing arrangements outside of Switzerland in the areas of operations and corporate services are significant under the terms of the circular to the particular entities concerned, however none are considered significant to the global operations of the overall business.

Board of Directors

Walter B. Kielholz, Chairman [1]
Peter Brabeck-Letmathe, Vice-Chairman [1,2]
Hans-Ulrich Doerig, Vice-Chairman [1,4,5]
Thomas W. Bechtler [2,4]
Thomas D. Bell [3]
Robert H. Benmosche [2]
Marc-Henri Chaudet [3]
Aziz R. D. Syriani [1,3]
Ernst Tanner [4]
Daniel L. Vasella [6]
Peter F. Weibel [7]

Statutory and Bank Law Auditors and Group Auditors for the 2003 financial year

KPMG Klynveld Peat Marwick Goerdeler SA, Zurich

BDO Sofirom, Zurich (Special Auditor)

Internal Audit

Heinz Leibundgut [8]
Urs P. Hänni [9]

[1] Member of the Chairman's and Governance Committee, chaired by Walter B. Kielholz
[2] Member of the Compensation Committee, chaired by Peter Brabeck-Letmathe
[3] Member of the Audit Committee, chaired by Aziz R.D. Syriani
[4] Member of the Risk Committee, chaired by Hans-Ulrich Doerig
[5] from April 25, 2003
[6] until April 25, 2003
[7] from July 3, 2003
[8] from July 1, 2003
[9] until June 30, 2003

John J. Mack	Chairman of the Operating Committee and Chief Executive Officer
Paul Calello	Chairman and Chief Executive Officer of the Asia Pacific Region
Christopher Carter	Chairman of the European Region
Michael W. Clark [1]	Co-Head of the Equity Division
Brady W. Dougan	Co-President, Institutional Securities
John A. Ehinger [2]	Co-Head of the Equity Division
Brian D. Finn	Co-President, Institutional Securities
Bennett J. Goodman [3]	Head of Alternative Capital Division
James P. Healy [4]	Co-Head of the Fixed Income Division
Michael E. Kenneally [5]	Global Chief Executive Officer Credit Suisse Asset Management
James E. Kreitman [4]	Co-Head of the Equity Division
Gary G. Lynch	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments
Eileen K. Murray	Head of Global Technology and Operations and Product Control
Thomas R. Nides	Chief Administrative Officer
Adebayo O. Ogunlesi	Global Head of Investment Banking
Joanne Pace [6]	Global Head of Human Resources
Jeffrey M. Peek [7]	Vice Chairman and Head of the Financial Services Division
Hector W. Sants [8]	Vice Chairman and Chief Executive Officer European, Middle East and African Regions
Richard E. Thornburgh [9]	Member of the Executive Board and Chief Risk Officer of Credit Suisse Group
Stephen R. Volk	Chairman
Jerome C. Wood [4]	Co-Head of the Fixed Income Division
Barbara A. Yastine	Chief Financial Officer

1 from February 21, 2003 to October 21, 2003, currently Global Head of Proprietary Trading and not a Member of the Operating Committee
2 from October 21, 2003
3 from March 22, 2004. Previously Chairman of Merchant Banking and Leveraged Finance
4 from February 21, 2003
5 from July 23, 2003
6 from January 27, 2004
7 until July 23, 2003
8 until March 15, 2004. Remains Vice Chairman and Chief Executive Officer European, Middle East and Africa Regions but not a member of the Operating Committee
9 ex-officio Member of the Operating Committee

The Bank recorded a net profit including minority interests of CHF 1'314 million for the year ended December 31, 2003, compared to a net loss of CHF 3'432 million for the year ended December 31, 2002. This return to profitability, despite reduced volumes and activity in several core markets, principally reflects improved operating margins resulting mainly from continued cost reductions and lower credit-related allowances and other charges.

During 2003 the Bank applied mandatory changes in Swiss GAAP, most significantly for the accounting for derivatives. In line with US GAAP the changes in accounting related to derivatives imposed more prescriptive requirements with respect to hedge effectiveness for derivatives hedging transactions. The majority of the Bank's derivative transactions are entered into for trading purposes and are therefore not affected by these changes in Swiss GAAP. However the Bank also uses derivatives to hedge risks associated with certain lending and funding activities. Certain of these hedges no longer qualify for hedge accounting under Swiss GAAP. As a result, changes in fair value are reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes reduced 2003 net profit by CHF 82 million, comprising post-tax losses of CHF 271 million relating to 2003 and post-tax gains of CHF 189 million in respect of prior periods. These amounts were recorded as follows: operating income was reduced by CHF 199 million, valuation adjustments, provisions and losses increased by CHF 197 million, cumulative positive effect of change in accounting principle related to prior periods CHF 321 million and taxes increased by CHF 7 million.

Operating income decreased compared to 2002, down CHF 2.5 billion (15%) to CHF 14.0 billion, primarily as a result of the sale of Pershing, declines in the Institutional Securities business and the impact of Swiss GAAP changes.

Net interest income decreased CHF 0.5 billion (10%) compared to 2002. This decrease was primarily due to the sale of Pershing, declines in the Institutional Securities business and the negative impact from the weakening of the US Dollar against the Swiss Franc between the two years.

Net commission and service fee income decreased CHF 3.2 billion (29%) compared to 2002. This is attributable to the sale of Pershing, the weaker US Dollar, declines in equity new issuance and merger and acquisition fees and lower commissions from the US cash trading business, reflecting a decline in volume and general margin compression and weaker operating income from Credit Suisse Asset Management and Private Client Services.

Trading income increased CHF 0.3 billion (23%) compared to 2002. This is primarily as a result of a positive performance in the legacy portfolio in 2003 versus losses resulting from write-downs in 2002, partly offset by the impact on 2003 of Swiss GAAP changes.

Operating expenses decreased CHF 4.2 billion (28%) compared to 2002, of which CHF 3.2 billion related to personnel expenses and CHF 1.0 billion to other operating expenses. These decreases were principally a result of the continued attention to headcount, compensation and discretionary other operating expenses, including professional fees, technology and occupancy, and the sale of Pershing.

In addition, share options expensed in 2002 were not repeated in 2003. Following the introduction of a three-year vesting period for stock awards - in line with its long-term service and retention strategy and industry practice - the Bank increased the amount of compensation deferred in the form of shares and replaced performance-based plans and option awards with share awards. In 2003, CHF 1'179 million of compensation in the form of shares was deferred to future periods, compared to CHF 908 million in value awarded in 2002 that was deferred or otherwise not expensed.

Depreciation and write-downs on non-current assets decreased by CHF 0.4 billion (19%) compared to 2002. The impact of the sale of Pershing was partly offset by a CHF 270 million pre-tax impairment of acquired intangible assets related to CSFB Financial Services' high-net-worth asset management business.

Valuation adjustments, provisions and losses decreased by CHF 3.3 billion (89%) compared to 2002 due to a significantly more favorable credit environment, the release of valuation allowances and lower provisions related to impaired and non-impaired loans, the legacy real estate portfolio in 2003 and significantly lower legal provisions than 2002.

2003 results included extraordinary income of CHF 134 million, or CHF 96 million net of tax, from the sale of a 50% interest in a Japanese online broker.

While no exceptional items were recorded by the Bank in 2003, the results for 2002 included exceptional items of CHF 1'269 million, net of tax, consisting of an after-tax loss of CHF 390 million related to the sale of Pershing, an after-tax charge of CHF 193 million related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, an after-tax provision of CHF 456 million for private litigation involving research analyst independence, certain IPO allocation practices and Enron and other related litigation, and an after-tax charge of CHF 230 million related to a cost reduction program.

The tax charge on profit before extraordinary items was CHF 261 million, or 23.9% of consolidated profit before extraordinary items and taxes. This is in line with the 2002 tax credit of CHF 1'023 million, which represented 23.7% of the 2002 loss before extraordinary items and taxes.

The Bank's return on equity, based on consolidated net profit/loss after ordinary taxes but before extraordinary items, compared to average equity, was 4.2% during 2003 compared to -13.7% for 2002. The return on equity before amortization of goodwill and acquired intangible fixed assets was 8.1% during 2003 compared to -9.5% for 2002.

Total assets decreased 2% to CHF 607.3 billion at December 31, 2003 compared to CHF 620.6 billion at December 31, 2002. The impacts from the sale of Pershing, the transfer of the Zurich-based securities and treasury execution platform to Credit Suisse Financial Services and the weakening of the US Dollar against the Swiss Franc were mostly offset by operational increases. The core capital (BIS Tier 1) ratio increased to 13.6% at December 31, 2003 compared to 10.3% at December 31, 2002 and the total capital ratio was up from 19.3% to 23.6%. The increases are attributable to earnings generation during 2003 as well as a reduction of risk-weighted assets and goodwill.

INCOME AND EXPENSES **FROM ORDINARY BANKING BUSINESS**	Notes page	**2003 CHF m**	2002 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income	36	**8'498**	12'530	-4'032	-32
Interest and dividend income from trading portfolio	36	**9'744**	9'912	-168	-2
Interest and dividend income from financial investments	36	**230**	215	15	7
Interest expense	36	**-14'112**	-17'793	3'681	-21
Net interest income	36, 38	**4'360**	**4'864**	**-504**	**-10**
Results from commission and service fee activities					
Commission income from lending activities	36	**770**	773	-3	-
Commissions from securities and investment transactions	36	**7'145**	9'742	-2'597	-27
Commissions from other services	36	**557**	1'152	-595	-52
Commission expense	36	**-735**	-738	3	-
Net commission and service fee income	36, 38	**7'737**	**10'929**	**-3'192**	**-29**
Net trading income	36, 38	**1'706**	**1'387**	**319**	**23**
Other ordinary income					
Income from the sale of financial investments		**315**	242	73	30
Income from participations		**36**	105	-69	-66
of which from participations accounted for using the equity method		***21***	*84*	*-63*	*-75*
of which from other non-consolidated participations		***15***	*21*	*-6*	*-29*
Real estate income		**34**	44	-10	-23
Sundry ordinary income		**294**	337	-43	-13
Sundry ordinary expenses		**-434**	-1'369	935	-68
Net other ordinary income	38	**245**	**-641**	**886**	**-138**
Net operating income		**14'048**	**16'539**	**-2'491**	**-15**
Operating expenses					
Personnel expenses	37, 38	**-8'256**	-11'471	3'215	-28
Other operating expenses	37, 38	**-2'491**	-3'470	979	-28
Total operating expenses		**-10'747**	**-14'941**	**4'194**	**-28**
Gross operating profit		**3'301**	**1'598**	**1'703**	**107**
CONSOLIDATED PROFIT/LOSS					
Gross operating profit		**3'301**	1'598	1'703	107
Depreciation and write-downs on non-current assets	37, 43	**-1'809**	-2'224	415	-19
Valuation adjustments, provisions and losses	37, 46	**-399**	-3'691	3'292	-89
Consolidated profit/loss before extraordinary items and taxes		**1'093**	**-4'317**	**5'410**	**-125**
Extraordinary income	38	**251**	26	225	865
Extraordinary expenses	38	**-43**	-163	120	-74
Cumulative effect of change in accounting principle		**321**	254	67	26
Taxes on net extraordinary items		**-47**	-255	208	-82
Taxes on profit/loss before extraordinary items		**-261**	1'023	-1'284	-126
Consolidated net profit/loss (including minority interests)		**1'314**	**-3'432**	**4'746**	**-138**
of which minority interests		***165***	*96*	*69*	*72*
Consolidated net profit/loss (excluding minority interests)		**1'149**	**-3'528**	**4'677**	**-133**

ASSETS	Notes page	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	Change %
Cash	14, 48	**510**	504	6	1
Money market papers	39, 48	**10'469**	18'996	-8'527	- 45
Due from banks	39, 48	**197'150**	205'642	-8'492	- 4
of which securities borrowing and reverse repurchase agreements		***143'196***	*158'544*	*-15'348*	*- 10*
Due from customers	39, 40, 48	**114'894**	122'518	-7'624	- 6
of which securities borrowing and reverse repurchase agreements		***62'252***	*57'635*	*4'617*	*8*
Mortgages	39, 40, 48	**12'234**	14'825	-2'591	- 17
Securities and precious metals trading portfolio	41, 48	**186'332**	164'595	21'737	13
Financial investments	42, 48	**9'940**	8'329	1'611	19
Non-consolidated participations	34, 42, 43, 48	**336**	696	-360	- 52
Tangible fixed assets	43, 48	**3'713**	4'425	-712	- 16
Intangible assets	43, 48	**9'655**	13'826	-4'171	- 30
Accrued income and prepaid expenses		**3'480**	4'455	-975	-22
Other assets	48, 51	**58'570**	61'784	-3'214	- 5
of which replacement value of derivatives	54	***52'152***	*54'305*	*-2'153*	*- 4*
TOTAL ASSETS	48, 49, 50	**607'283**	**620'595**	**-13'312**	**- 2**
Total subordinated claims	52	***1'488***	*1'662* [1]	*-174*	*- 10*
Total due from non-consolidated participations and qualified shareholders		***545***	*844*	*-299*	*- 35*

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes page	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers	48	**33'379**	29'501	3'878	13
Due to banks	48	**293'454**	300'148	-6'694	- 2
of which securities lending and repurchase agreements		***104'855***	*123'170*	*-18'315*	*- 15*
Due to customers, savings and investment deposits	48	**2'604**	1'552	1'052	68
Due to customers, other deposits	48	**120'195**	128'401	-8'206	- 6
of which securities lending and repurchase agreements		***71'843***	*67'151*	*4'692*	*7*
Bonds and mortgage-backed bonds	45, 48	**63'222**	64'731	-1'509	- 2
Accrued expenses and deferred income	48	**14'347**	14'256	91	1
Other liabilities	48, 51	**58'805**	58'260	545	1
of which replacement value of derivatives	54	***55'458***	*55'412*	*46*	*0*
Valuation adjustments and provisions	46, 48	**1'917**	3'957	-2'040	- 52
Total liabilities		**587'923**	**600'806**	**-12'883**	**- 2**
Share capital		**4'400**	4'400	-	-
Capital reserves		**13'443**	13'443	-	-
Retained earnings		**-7'780**	-3'413	-4'367	128
Minority interests in shareholder's equity[2]		**7'983**	8'791	-808	-9
Consolidated net profit/loss		**1'314**	-3'432	4'746	- 138
of which minority interests		***165***	*96*	*69*	*72*
Total shareholder's equity [2,3]	47	**19'360**	**19'789**	**-429**	**- 2**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	48, 50	**607'283**	**620'595**	**-13'312**	**- 2**
Total subordinated liabilities	52	***12'067***	*13'757* [1]	*-1'690*	*- 12*
Total due to non-consolidated participations and qualified shareholders		***2'194***	*2'614*	*-420*	*- 16*

[1] Reflects reclassification to conform to the current presentation.

[2] Minority interests include (a) CHF 155 million (2002: CHF 174 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 908 million (2002: CHF 886 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG, (c) CHF 1'267 million (2002: CHF 1'425 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 5'159 million (2002: CHF 5'804 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 7'917 million (2002: CHF 8'681 million).

[3] Core capital includes CHF 870 million (2002: CHF 849 million) of innovative Tier 1 instruments.

CONSOLIDATED OFF BALANCE SHEET	Notes page	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	Change %
Contingent liabilities	39, 53	**33'468**	33'140	328	1
Irrevocable commitments	39, 53	**81'089**	89'501 [1]	-8'412	-9
Confirmed credits	39, 53	**-**	32	-32	-100
Derivative financial instruments					
- gross positive replacement value	53, 54	**222'632**	237'311 [1]	-14'679	-6
- gross negative replacement value	54	**225'938**	238'418 [1]	-12'480	-5
- contract volume	54	**13'445'349**	12'589'209	856'140	7
Fiduciary transactions	53	**489**	8'320	-7'831	-94

[1] Reflects reclassification to conform to the current presentation.

	2003			2002		
	Source CHF m	**Use CHF m**	**Net in/outflow CHF m**	Source CHF m	Use CHF m	Net in/outflow CHF m
Cash flows from operations			**5'027**			**-636**
Consolidated net profit/loss (including minority interests)	**1'314**				3'432	
Valuations adjustments, provisions and losses	**399**			3'691		
Depreciation and write-downs on non-current assets	**1'809**			2'224		
Extraordinary income/expenses		**208**		137		
Provisions for taxes and deferred taxes	**847**				279	
Accrued income and prepaid expenses	**975**			5'007		
Accrued expenses and deferred income	**91**				7'613	
Income from and investments in participations accounted for using the equity method of consolidation		**32**			171	
Dividend payments		**168**			200	
Cash flows from capital transactions			**-1'574**			**-3'321**
Minority interests		**34**		112		
Foreign currency translation differences		**1'540**			3'433	
Fixed assets transactions			**3'466**			**2'982**
Non-consolidated participations	**259**	**12**		166	12	
Intangible assets	**2'109**	**240**		464	604	
Real estate	**38**	**31**		113	91	
Other fixed assets	**352**	**320**		228	428	
Foreign currency translation differences	**1'311**			3'166		
Mortgages on own real estate					20	
Total cash flows from operations, capital transactions and fixed assets			**6'919**			**-975**
Interbank business			**14'280**			**-40'122**
Due to banks		**6'694**			50'886	
Due from banks	**8'569**			1'915		
Money market papers	**8'527**			7'563		
Liabilities in respect of money market papers	**3'878**			1'286		
Customer business			**5'240**			**4'747**
Due to customers, savings and investment deposits	**1'052**				408	
Due to customers, other deposits		**8'206**			2'106	
Mortgages	**2'909**			1'731		
Due from customers	**9'485**			5'530		
Capital market business			**-1'509**			**602**
Own bonds and mortgage bonds issued by the central mortgage bond institutions and the central issuing offices		**1'509**		602		
Other balance sheet items			**-24'924**			**34'658**
Financial investments		**1'384**		1'065		
Other assets	**2'676**				3'008	
Other liabilities		**894**			90	
Valuation adjustments and provisions		**3'585**			3'773	
Securities and precious metals trading portfolio		**21'737**		40'464		
Total cash flows from banking business			**-6'913**			**-115**
Liquidity			**6**			**-1'090**
Cash	**6**				1'090	

1. GOAL AND DEFINITION OF RISK MANAGEMENT

The Bank pursues a comprehensive approach to risk management. The primary objectives of the risk management strategy are to preserve the Bank's capital base, to optimise the allocation of capital, to foster a proactive risk culture and to protect the reputation of the Bank. Significant personnel and technological resources are used to support experienced decision makers and to ensure that the Bank remains a leader in risk management. CSFB is exposed to many types of risks and many businesses present more than one risk.

The market and credit risks of the Bank reside primarily in the Institutional Securities business, so the following risk management processes focus on that area. Major risks are described in more detail below.

Risk Management Organization

The risk management function of CSFB comprises the following groups:

- Strategic Risk Management ('SRM') - responsible for assessing the overall risk profile of CSFB on a global basis and for recommending corrective action where appropriate. SRM acts as the independent 'risk conscience' of CSFB in respect of all risks which could have a material economic impact.
- Credit Risk Management ('CRM') - responsible for the credit analysis of counterparties and issuers, the setting and approval of credit limits, the approval of transactions, the assessment and management of impaired assets and the establishment of CSFB's policies and strategy on counterparty and country credit risk.
- Risk Measurement and Management ('RMM') - responsible for the measurement and reporting of all credit risk and market risk data and the coordination of Operational Risk Management for CSFB. RMM reports to SRM.

These functions are independent of the Front Office and report to the Chief Financial Officer of CSFB.

In addition, the CSFB Financial Services segment has groups devoted to risks inherent in its specific activities including Portfolio Analytics, which assesses portfolio positioning versus client benchmarks and internal strategies, and Operational Risk, which is responsible for various control disciplines including Information Security oversight.

2. MARKET RISK

Market risk can be described as the potential change in the value of a trading portfolio resulting from the movement of market rates, prices and volatilities. A typical transaction or position may be exposed to a number of different market risks. Market risk is focused primarily within the Institutional Securities business.

CSFB devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. The RMM department consolidates exposures arising from all trading portfolios and geographic centers and calculates and reports CSFB's global aggregate risk exposure on a daily basis. To achieve this RMM uses a number of complementary risk measurement techniques, including:

- Value at Risk ('VAR') is a statistical estimate of the potential loss arising from a portfolio to a predetermined level of confidence and holding period, using market movements determined from historical data.
- Scenario analysis estimates the potential immediate loss from significant changes in market parameters. These changes are modeled on past extreme events and hypothetical scenarios.

- In addition, RMM uses an Economic Risk Capital ('ERC') model to estimate the impact of severe market movements and to attribute internal capital usage. As markets have grown more complex, sophisticated modeling has become increasingly important for sound risk assessment and risk/return analysis.

Value At Risk Methodology CSFB's VAR is defined as the 99th percentile greatest loss that may be expected on a portfolio over a ten-day holding period. In general, a rolling two-year period of historical data is used to derive the market movements used for this calculation. These parameters and procedures currently meet the quantitative and qualitative requirements prescribed by the Basel Committee on Banking Supervision, the Swiss Federal Banking Commission and other leading banking regulators. The methodology is subject to continuous review to ensure that it remains relevant to the business being conducted, captures all significant trading risks, is consistent across risk types and meets or exceeds regulatory and industry standards.

Market Risk VAR Limits and Authorities Trading limits are established and reviewed at two primary levels:

- **Board of Directors:** Ultimately responsible for the determination of general risk policy and risk management organization and for approving the overall market risk limit as recommended to them by the Capital Allocation and Risk Management Committee ('CARMC'; see below). The Board of Directors meets at least five times a year.
- The Board of Directors has established a Risk Committee in 2003. The Risk Committee will provide additional oversight, and also assume responsibility for approval of certain limits going forward.
- **CARMC:** The Board of Directors has delegated certain risk management and control responsibilities to CARMC, which is chaired by the Head of SRM. CARMC is responsible for the following: formulating and implementing risk management strategies; allocating risk capital; approving market risk management policies and procedures; establishing, recommending and approving certain market risk limits (depending on level) and approving limit excesses within its own authority; and approving stress tests and scenario analysis definitions. CARMC meets on a monthly basis and on an ad-hoc basis as needed.

Market risk limits are structured at three levels:

- **an overall market risk VAR** limit for CSFB as a whole,
- **market risk limits by division** (eg Fixed Income Division); and
- **market risk limits by risk type per division** (eg fixed income foreign exchange risk).

The three-level VAR limit structure described above represents CSFB's official limit framework. Limits at lower levels (eg limits by region, by business line, trading desk, trader, loss flags, etc) are imposed by trading management. These flags are used to assist trading management to identify potential risk concentrations. RMM monitors and reports compliance with the official limit framework and also provides assistance to ensure compliance with lower level risk flags, as required.

CSFB uses various other types of limits to control potential risk concentrations. These include, among others, country exposure limits, direct exposure limits for certain higher risk positions, scenario limits and ERC limits.

Market Risk Exposures – trading portfolios The businesses with trading book activity perform a daily VAR calculation to assess market risk on a ten-day basis. The following table summarises the market risk exposures in CSFB's trading portfolios as of December 31, 2003 and December 31, 2002. The VAR data presented below has been converted to a one-day holding period.

CSFB's MARKET RISK EXPOSURES IN TRADING PORTFOLIOS (unaudited)

One-day scaled, 99% VAR Market Risk Exposure Type	**31.12.03** **CHFm**	31.12.02 CHFm
Interest rate risk	**58.2**	67.2
Equity risk	**15.9**	14.0
Foreign currency exchange risk	**23.6**	15.0
Commodity risk	**0.9**	1.4
Diversification benefit	**-40.3**	-40.2
Total	**58.3**	57.4

In the table above, the spot exchange rates of December 31, 2003, and December 31, 2002 were applied. The year-end, average, maximum and minimum one-day VAR over the period is shown below.

YEARLY ONE-DAY VAR COMPARISON FOR CSFB's TRADING PORTFOLIOS (unaudited)

One-day scaled, 99%, VAR	**2003** **CHFm**	2002 CHFm	**2003** **USDm**	2002 USDm
Year End	**58.3**	57.4	**47.2**	41.3
Average	**68.9**	69.5	**51.5**	44.7
Maximum	**157.3**	95.4	**115.3**	61.2
Minimum	**35.1**	49.8	**26.5**	31.9

Relationship between Daily Revenue and VAR Estimate The average daily trading revenue was CHF 34.3 million in 2003 (CHF 40.4 million in 2002) and the minimum and maximum levels were CHF –58.0 million in 2003 (CHF –36.7 million in 2002) and CHF 154.5 million in 2003 (CHF 456.7 million in 2002), respectively. The histogram below compares the trading revenues for 2003 with those for 2002. The trading revenue shown in this graph is the actual daily trading revenue, which does not only include backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night's positions. The frequency distribution of trading revenue for 2003 versus 2002 is shown below.

2003 vs 2002 DISTRIBUTION OF CSFB'S DAILY TRADING REVENUE (unaudited)


No. of Days
60
50
40
30
20
10
0
CHFm
Below
-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
Above
Frequency of Trading Revenue 2003
Frequency of Trading Revenue 2002

Backtesting The comparison of daily revenue fluctuations with the daily VAR estimate is the primary method used to test the accuracy of a VAR model. Backtesting is performed at various levels of the trading portfolio, from CSFB overall down to more specific business lines. A backtesting exception occurs when the daily loss exceeds the daily VAR estimate. Results of the process at the aggregate level (see below) demonstrated zero exceptions when comparing the 99% one-day VAR with the Backtesting P&L in 2003. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects relevant to the VaR model, excluding such items as fees, commissions, certain provisions and any trading subsequent to the previous night's positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables such as prices, interest rates and volatilities. An accurate model for the one-day, 99% VAR should have between zero and four backtesting exceptions on an annual basis. The chart below illustrates the relationship between daily Backtesting P&L and daily VAR over the course of 2003. (The daily Backtesting P&L and VAR data was converted to CHF at the 2003 daily average CHF/USD exchange rate.)

The decrease in VAR during the third quarter of 2003 was mainly due to lower interest rate positions and the introduction of a refined risk methodology for mortgages.

RELATIONSHIP BETWEEN BACKTESTING P&L AND VAR ESTIMATE FOR CSFB DURING 2003 (unaudited)


100
50
0
-50
-100
in USD m
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Daily adjusted trading revenue
One-day VaR (99%)

Market Risk Exposures - non-trading portfolios

Sensitivity analysis is used to quantify the market risk in the non-trading portfolios. It is generally defined as a measure of the potential changes in a portfolio's fair value created by changes in one or multiple financial market' rates or prices, including interest rates, foreign exchange rates and equity and commodity prices. The results can be focused to show the impact of an adverse shift in a single interest rate or to show the effects of many simultaneous changes.

CSFB has equity risk on its non-trading financial instruments portfolio, which consists of its private equity investments. Equity risk is measured on private equity investments using a sensitivity analysis that estimates the potential change in the recorded value of the investments resulting from a 10% decline in the equity markets of G-22 nations and a 20% decline in the equity markets of non-G-22 nations. The estimated impact on pre-tax income is a decrease of approximately USD 288.6 million as of December 31, 2003 and a decrease of approximately USD 254.2 million as of December 31, 2002.

CSFB measures interest rate risk on non-trading positions using sensitivity analysis that estimates the potential change in the value of the non-trading portfolio resulting from a 50 basis point decline in the interest rates of G-22 nations and a 200 basis points decline in the interest rates of non-G-22 nations. The estimated impact on pre-tax income is an increase of approximately USD 12.3 million as of December 31, 2003 and an increase of approximately USD 38.9 million as of December 31, 2002.

CSFB measures foreign exchange risk on non-trading positions using sensitivity analysis that estimates the potential decline in the value of the non-trading portfolio resulting from the US Dollar strengthening 10% against the currencies of G-22 nations and strengthening 20% against the currencies of non-G-22 nations. The estimated impact on pre-tax income is a decrease of approximately USD 56.6 million as of December 31, 2003 and a decrease of approximately USD 38.3 million as of December 31, 2002.

CSFB does not have material commodity price risks on its non-trading portfolio.

Scenario Analysis VAR is designed to measure market risk in normal market environments. CSFB complements this with a scenario-based risk measure that examines the potential effects of changes in market conditions, corresponding to exceptional but plausible events, on its financial condition. The results of the analysis are used to manage exposures on a CSFB-wide basis, as well as at the portfolio level. Scenario analysis involves the revaluation of major portfolios to arrive at a measure of the profit or loss that CSFB may suffer under a particular scenario. Scenario analysis is therefore an essential component of CSFB's market risk measurement framework for both trading and non-trading portfolios.

Global scenarios aim to capture the risk of severe disruption to all major markets and are related to historic events such as those involving the equity markets in 1987, the US real estate market in 1990, the bond markets in 1994 and the credit markets in 1998. Business level scenarios aim to capture portfolio specific risks by employing scenarios based on non-parallel yield curve shifts, changes in correlations and other pricing assumptions.

3. COUNTERPARTY AND COUNTRY CREDIT RISK

CRM is responsible for managing CSFB's portfolio of credit risk and establishes broad policies and guidelines governing CSFB's credit risk appetite. CRM is headed by the Chief Credit Officer ('CCO') who reports directly to the Chief Financial Officer of CSFB.

Definition of Counterparty Risk The counterparty risk portion of credit risk is determined by the likelihood of a counterparty not fulfilling its contractual obligations to CSFB and thus creating a partial or total loss. To assess the probability of default, CSFB utilizes a counterparty rating scale which approximates that used by the major public rating agencies (ranging from AAA as the best to D as the worst) and applies this grading measure against all of its counterparties. CSFB takes a proactive approach to rating each of its counterparties and, as a result, internal ratings may deviate from those assigned by public rating agencies.

Credit Authority Credit authority is delegated by the CCO to specific senior CRM personnel based on each person's knowledge, experience and capability. These delegations of credit authority are reviewed periodically. Credit authorization is separated from line functions. CARMC, in addition to its responsibilities for market risk described above, is also responsible for maintaining credit policies and processes, evaluating country, counterparty and transaction risk issues, applying senior level oversight for the credit review process and ensuring global consistency and quality of the credit portfolio. CARMC regularly reviews credit limits measuring country, geographic region and product concentrations, as well as impaired assets and recommended loan loss provisions.

Credit Analysis Methodology All counterparties are assigned a credit rating as noted above. The intensity and depth of analysis is related to the amount, duration and level of risk being proposed together with the perceived credit quality of the counterparty or issuer in question. Analysis consists of a quantitative and qualitative portion and strives to be forward looking, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. Any final rating requires the consideration of qualitative factors relating to the company, its industry and management.

In addition to the aforementioned analysis, all counterparty ratings are subject to the rating of the country in which they are domiciled. Analysis of key sovereign and economic issues for all jurisdictions is undertaken and these are considered when assigning the rating and risk appetite for individual counterparties.

Specific Credit Provisioning For financial reporting purposes, specific credit loss provisions are established for loans that are impaired. Impaired loans are individually evaluated and a provision is established when the discounted cash flow, fair market value of collateral, or fair market value of the loan is lower than the carrying value of that loan.

Loan Valuation Allowance for Inherent Credit Losses The inherent loss allowance is for all loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss at the balance sheet date. The loan valuation allowance is established by analysing historical and current default probabilities, historical recovery assumptions and internal risk rating.

CREDIT RISK FROM LENDING AND CREDIT RELATED TRANSACTIONS

Credit risk associated with CSFB's lending and other credit related activities (letters of credit, guarantees, and unfunded commitments) is measured in terms of the notional amount of the loan and/or commitment. Exposures are reported and analyzed daily. Each facility is approved by senior CRM personnel who are experienced in making lending decisions. Each facility is covered by a legal agreement that is appropriate for the type of transaction.

CSFB manages the size of its credit exposure arising from lending and credit related activities through loan sales, credit derivatives, and securitizations.

CREDIT RISK ARISING FROM TRADING POSITIONS AND DERIVATIVE TRANSACTIONS

Credit risk associated with CSFB's trading and derivatives business is measured against counterparty limits on at least a daily basis. Credit risk is defined in terms of mark-to-market replacement value and potential exposure to maturity. The latter is based on the volatility of the underlying market factors such as interest and foreign exchange rates.

To minimize credit risk, CSFB enters into master netting agreements, which reduce risk by permitting the closeout and netting of transactions with the same counterparty upon the occurrence of certain events. In addition, CSFB reduces credit risk by obtaining collateral based upon an individual assessment of counterparties. Generally the Bank accepts collateral in the form of cash, treasury instruments issued by G-7 countries and other marketable securities.

COUNTRY RISK

Country risk is the risk of a substantial, systemic loss of value in the financial assets of a country or group of countries, which may be caused by dislocations in the credit, equity, and/or currency markets. CSFB's major operating divisions all assume country risk in a variety of ways. The setting of limits for this risk is the responsibility of CARMC based on recommendations of CRM, SRM and CSFB's economists.

Country limits for emerging markets are approved annually by the Board of Directors of CSG, following recommendations from CARMC. The measurement of exposures against country limits is undertaken by RMM with weekly reports to senior management and monthly reports to CARMC. For trading positions, country risk is a function of the mark-to-market exposure and currency of the position, while for loans and related facilities country risk is a function of the amount and currency that CSFB has lent or committed to lend. The day-to-day management of country exposure is assigned to each of the core businesses in accordance with its business authorizations and limit allocations. RMM and CRM provide independent oversight to ensure that the core businesses operate within their limits. CRM is responsible for periodically adjusting these limits to reflect changing credit fundamentals and business volumes. The designation of countries as 'G-10 and other industrialized countries' and 'emerging market countries' is reviewed on a regular basis by CARMC and is submitted to the Board of Directors of CSG for approval.

Listed below are year-end loans and credit related exposures (letters of credit, guarantees, unfunded commitments and similar instruments) and exposures to trading counterparties (mark-to-market receivables) aggregated by the rating of the country of domicile of the obligor.

CSFB COUNTRY EXPOSURE BY CSFB RATING (EXCLUSIVE OF PROVISIONS) (unaudited)

Country Rating Class	**31.12.03 CHF billion**	**%**	31.12.02 CHF billion	%
AAA	**117.8**	**79.8**	149.2	79.3
AA+ to AA-	**14.5**	**10.0**	22.3	11.9
A+ to A-	**5.5**	**3.7**	6.3	3.3
BBB+ to BBB-	**4.4**	**3.0**	3.9	2.1
BB+ to BB-	**2.5**	**1.7**	1.7	0.9
B+ to B-	**0.4**	**0.3**	2.9	1.5
CCC to D	**2.2**	**1.5**	1.8	1.0
Total	**147.3**	**100.0**	188.1	100.0

4. OPERATIONAL RISK

The definition of operational risk used by CSG is "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events". Business and strategic risk are specifically excluded from this definition.

Operational risk is inherent in many aspects of CSFB's activities and comprises a large number of disparate risks. While market or credit risk is often chosen for the prospect of gain, operational risk is not normally chosen willingly, but is accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. CSFB therefore manages operational risk differently from market or credit risks. Operational risk is controlled through a network of controls, procedures, reports and responsibilities.

CSG uses a group-wide framework to monitor and control such risks. CSFB operates within this framework. CSFB has longstanding resources in place to deal with the many aspects of operational risk control (eg a substantial Internal Audit function, reporting to CSG and an Operations Risk Management function covering CSFB's key process dependent departments: Operations, Product Control and IT). CSFB's primary aim is the early identification, prevention, and mitigation of operational risks, as well as timely and meaningful management reporting.

CSFB has continued to develop its operational risk framework. The key initiatives have included further enhancement of the governance structure for managing operational risk; continued development of Key Risk Indicator ('KRI') reporting; additional improvements to the established Control Self-Assessment ('CSA') process; and the further development of a centralised operational risk loss database. Also, in conjunction with CSG, CSFB has enhanced its Economic Risk Capital methodology to further align it with the expected Basel II requirements of an Advanced Measurement Approach.

5. SETTLEMENT RISK

Settlement risk arises whenever the settlement of a transaction results in timing differences between the disbursement of cash or securities and the receipt of countervalue from the counterparty. This risk arises whenever transactions settle on a 'free of payment' basis and is especially relevant when operating across time zones.

In those instances where market convention and/or products preclude a value-for-value exchange, CSFB manages its risk through confirmation and affirmation of transaction details with counterparties. In addition, it also proactively seeks to manage the timing of settlement instructions to its agents and the reconciliation of incoming payments in order to reduce the window of exposure. CRM considers these factors in deciding counterparty risk limits.

6. LEGAL RISK

CSFB faces significant legal risks in its businesses, and the volume and amount of damages claimed in litigation and other adversarial proceedings against financial services firms is increasing. Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which CSFB acts as principal, potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which CSFB acts as underwriter, placement agent or financial adviser, potential liability for the "fairness opinions" and other advice CSFB provides to participants in corporate transactions, disputes over the terms and conditions of complex trading arrangements and disputes concerning the adequacy or enforceability of documents relating to some of CSFB's transactions. CSFB faces the possibility that counterparties in complex or risky trading transactions will claim that it improperly failed to tell them of the risks or that they were not authorised or permitted to enter into these transactions with CSFB and that their obligations to CSFB are not enforceable. CSFB is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

As a participant in the financial services industry, CSFB is subject to extensive regulation by governmental and self-regulatory organizations around the world. The requirements imposed by CSFB's regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with CSFB. Consequently, these regulations often serve to limit CSFB's activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which CSFB may operate or invest. Compliance with many of these regulations entails a number of risks, particularly in areas where applicable regulations may be unclear. The authorities have the power to bring administrative or judicial proceedings against CSFB, which could result, among other things, in suspension or revocation of its licenses, restrictions on some of its business activities, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action that could materially harm its results of operations and financial condition. CSFB seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the Legal and Compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting CSFB's operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. CSFB may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application. For example, the volume of CSFB's businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies and other governmental regulations and polices and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities.

7. REPUTATIONAL RISK

CSFB's policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk to CSFB's reputation.

Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk for CSFB, the relevant business proposal is required to be submitted to CSFB's Reputational Risk Review Process. This involves a vetting of the proposal by senior business management, and its subsequent referral to one of CSFB's Reputational Risk Approvers, each of whom is independent of CSFB's business divisions and who have authority to approve, reject, or impose conditions on CSFB's participation.

8. LIQUIDITY AND CORPORATE ASSET AND LIABILITY MANAGEMENT

LIQUIDITY MANAGEMENT

The Corporate Treasury department manages the day-to-day liquidity position of CSFB.

CSFB manages liquidity so as to ensure that sufficient funds are either on-hand or readily available at short notice in the event that it experiences any impairment of its ability to borrow in the unsecured debt markets. This ensures that, even in the event of a liquidity dislocation, CSFB has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible. CSFB's liquidity disciplines are segregated into two main funding franchises:

1 – Those funds raised directly by the Bank, with access to stable deposit-based core funds and the interbank markets.

2 – Those funds raised by subsidiaries, particularly Credit Suisse First Boston (USA), Inc.

Secondary sources of liquidity ensure availability of alternative funding to meet business plans and commercial commitments. Both funding franchises have access to different forms of secondary liquidity through their ability to access secured funding via repurchase and other secured financing markets. These markets have proven reliable even in high stress conditions.

Additionally, Credit Suisse First Boston (USA), Inc. has access to a USD 1.0bn revolving credit facility that is available on an unsecured basis and can be drawn down for up to 364 days. The facility next matures on May 21, 2004. CSFB also has access, through certain subsidiaries, to committed secured lending facilities with various banks.

CSFB regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

CORPORATE ASSET AND LIABILITY MANAGEMENT

The Corporate Treasury department at CSFB also oversees corporate policy with respect to non-trading book interest rate and foreign exchange exposure, as well as a range of other important policy areas including debt maturity profile, internal and external capitalization and intercompany funding. CSFB minimizes interest rate and foreign currency exposures from a corporate perspective. Trading divisions are authorized to take such risks as part of their business strategies, within limits set by CARMC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for accounting

The Bank's consolidated financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks and the respective Implementing Ordinance, the Swiss Federal Banking Commission guidelines. The consolidation and valuation policies of the Bank are in compliance with the Swiss stock exchange listing regulations. The financial year for the Bank ends on December 31. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

Consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries. The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights of an entity or where it has the ability to exercise control over an entity. The effects of intercompany transactions are eliminated in preparing the consolidated financial statements. Minority interests in shareholders' equity and net profit are disclosed separately.

The Bank accounts for participations in which it holds 20% to 50% of the voting rights and/or has the ability to exercise a significant influence using the equity method of accounting. The Bank's profit or loss share is included in Other ordinary income. Certain majority-owned participations, which operate outside of the Bank's core business are accounted for according to the equity method.

Participations in which the Bank holds less than 20% of the voting rights and/or does not have the ability to exercise significant influence are held at cost, less provisions for other than temporary impairment. These items are included in Non-consolidated participations.

Foreign currency translation

For the purpose of consolidation, the assets and liabilities of foreign Bank companies are translated into Swiss francs using the year-end exchange rate, and their income statements are translated using the average exchange rate prevailing throughout the year. Translation adjustments arising on consolidation are recorded directly in shareholder's equity.

In the financial statements of the individual Bank companies, assets, liabilities and off-balance sheet items denominated in foreign currencies are translated into the relevant reporting currency using the year-end exchange rate. Income and expense items denominated in foreign currencies are translated into the reporting currency using the exchange rate as of the transaction date. Resulting exchange differences are included in the consolidated income statement.

Offsetting

With the following exceptions, assets and liabilities are in principle not offset. Receivables and payables are offset when all of the following conditions are met: receivables and payables arise from transactions of a similar nature, with the same counterparty, with the same or earlier maturity of the receivable, in the same currency and which cannot lead to a counterparty risk. Positive and negative replacement values with the same counterparty are offset when bilateral agreements exist that are recognized and legally enforceable. Positions in own debt instruments are netted with the respective liabilities.

Trade date/settlement date accounting

Proprietary and customer securities spot transactions are recorded on a trade date basis. Foreign exchange, money market and precious metals transactions are recorded on settlement (value) date. Prior to the settlement (value) date, foreign exchange and precious metals transactions are reported with their replacement values in Other assets and Other liabilities, respectively.

Cash, due from banks and money market papers

Cash and due from banks are accounted for at nominal value. Money market instruments held for trading are carried at fair value. Money market instruments not held for trading or for sale are recorded net of unamortized premiums/discounts. The necessary provisions for recognizable risks and potential losses are normally deducted from the appropriate asset items in the balance sheet.

Loans (due from customers and mortgages)

Loans are initially recorded at cost, which is generally equal to the principal amount for originated loans. Loans held-to-maturity are recorded net of unamortized premiums/discounts. Loans held-for-sale are valued at lower of cost or market value. Interest income is accrued as earned.

Loans are carried net of any provisions for losses. The allowances for loan losses are intended to cover probable credit losses inherent in the portfolio at the balance sheet date and those losses specifically identified. Many factors can affect the Bank's estimates of probable credit losses, including volatility of default probabilities, rating migrations and loss severity. The inherent loss allowance is for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. For commercial loans, the Bank segregates loans by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on lending-related commitments are estimated based on historical loss and recovery experience, as well as current economic conditions, and recorded in valuation adjustments, provisions and losses.

The Bank provides for specific credit losses on impaired loans based on regular and detailed analysis on each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. The Bank continues to accrue interest for collection purposes; however, a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is recorded against the accrual through the income statement. At that time and on a periodic basis going forward, the remaining principal is evaluated for collectibility and a provision is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed not necessary and is ceased.

At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Write-off of a loan occurs when the Bank is certain that there is no possibility to recover the principal.

Interest collected on non-performing loans is accounted for using the cash basis, cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status when all delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain creditworthiness-performance criteria are met.

Loan origination fee income is deferred but direct loan origination costs are expensed.

Financial leasing

All leased items (capital goods, real estate and vehicles) are valued using the annuity method and are disclosed under lendings. The portion of the lease payments representing interest is recognized in the income statement as interest. The remaining portion of the payment represents the amortization and reduces the receivable.

Securities and precious metals trading portfolios

Debt and equity securities and precious metals held in the trading portfolio are carried at fair value.

Fair value is determined using quoted market prices, where a price-efficient and liquid market exists. In the absence of such a market, the fair value is established on the basis of a valuation model. Unrealized and realized gains and losses on these positions are recognized in Net trading income. Interest and dividend income from the trading portfolio is recorded in Net interest income.

Financial investments

This position includes securities, private equity investments, real estate held-for-sale as well as debt securities held-to-maturity. Participations acquired and held for subsequent disposal are also included in Financial Investments.

Debt and equity securities and real estate held-for-sale are valued at lower of cost or market. Unrealized losses are recorded in the income statement when the market value is lower than the cost. When the market value increases, unrealized gains are recorded only to the extent losses were previously recognized.

Debt securities held-to-maturity are carried net of unamortized premiums/discounts. Premiums and discounts are recognized over the term of the instrument until final maturity. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are recognized over the remaining term of the instrument sold.

Derivative instruments

Positive and negative replacement values of all derivative instruments are reported at fair value within Other assets and Other liabilities, respectively. The replacement values are presented net by counterparty for transactions in those products where the Bank has a legal right to set off; otherwise the replacement values are presented gross by contract. Realized and unrealized gains and losses from trading are included in Net trading income.

The Bank uses derivatives to manage interest rate, foreign currency, equity market, and credit risks. When applying hedge accounting, gains and losses on the derivative instruments are recognized in income on the same basis as the underlying exposure.

Gains and losses related to qualifying hedges of firm commitments and probable anticipated transactions are deferred and recognized in income or as adjustments to carrying amounts when the hedged transactions occur.

Credit Suisse Group shares and own bonds

The Bank buys and sells shares of Credit Suisse Group ("CSG shares"), own bonds and derivatives on CSG shares within its normal trading and market making activities. In addition, the Bank holds CSG shares to hedge commitments arising from employee compensation schemes. CSG shares are included in the trading portfolio and are carried at fair value, or are held in Financial investments and are carried at lower of cost or market. Changes in fair value and realized gains and losses on CSG shares and own bonds included in the trading portfolio are reported in Net trading income. Interest earned and dividends received are reported as Interest Income. Derivatives on CSG shares are carried at fair value and reported as positive and negative replacements values in Other assets and Other liabilities, respectively. Realized and unrealized gains and losses on derivatives on own shares are recognized in Net trading income.

Tangible fixed assets

Real estate held for own use and investment purposes, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment, as well as alterations and improvements to rented premises, are depreciated using the straight-line method over their estimated useful life, generally three to five years.

Real estate held for own use, which has been designated as held for disposal, is carried at lower of cost less accumulated depreciation or market. Until a contract for sale is executed, depreciation continues on these properties.

It is the Bank's policy to evaluate for impairment, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a tangible fixed asset exceeds its recoverable amount. Methods for measuring impairment include market appraisals (net selling price) and cash flow analyses. Recognizing an impairment loss results in a new cost basis.

Intangible assets

The Bank capitalizes internal and external costs relating to the acquisition, installation and development of software having a measurable economic benefit. In addition, internally developed software is only capitalized if such costs are identifiable and can be reliably measured. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, normally not exceeding three years.

Identifiable intangible assets are generally acquired through business combinations and other transfers of assets. Acquired intangible assets are initially recorded at fair value and depreciated over their estimated useful life, not to exceed 20 years. The useful life of intangible assets relating to individuals does not exceed five years.

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired at the acquisition date. The goodwill included in this balance sheet position arises from acquisitions after January 1, 1997. Prior to January 1, 1997, goodwill was charged to equity. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 20 years.

It is the Bank's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an intangible asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of an intangible asset exceeds its recoverable amount. Methods for measuring impairment include, where appropriate, market appraisals (net selling price) and cash flow analyses for finite intangible assets and fair value calculation on a reporting unit level for goodwill. Recognizing impairment loss results in a new cost basis.

Share-based compensation

During 2003 the Bank introduced a three-year-vesting for stock awards, in line with industry practice in investment banking. The fair value of shares granted in consideration of services rendered in the reporting period is accrued in that period. For shares granted in respect of future service the fair value granted is deferred and expensed over the required future service period (vesting period) and at each balance sheet date the accrued cost is adjusted for the fair value change in the share price during the reporting period. The accrual is recognized as a liability. The cost associated with share options granted in 2002 was expensed. For options granted for services provided after January 1, 2003, the fair value of options granted is deferred and expensed over the required future service period.

Taxes

Income tax expense is calculated on the basis of the annual results of the individual financial statements of the Bank companies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are calculated based on expected tax rates and are recorded in Other Assets and in Valuation adjustments and provisions, respectively. Deferred income tax expense represents the net change in the deferred tax asset or liability balance during the year and is charged to tax expense. This amount, together with income taxes payable or receivable in the current year, represents the total income tax expense for the year. Deferred tax assets for net operating loss carry forwards are recognized when it is more likely than not that future taxable profits will be available against which those losses can be utilized. Other deferred tax assets are recognized subject to management's judgment that realization is more likely than not. No income tax provision is made for non-recoverable withholding taxes on undistributed profits of Bank companies that are considered permanently reinvested.

Repurchase and reverse repurchase agreements (Repos)

The Bank enters into purchases of securities under agreements to resell as well as sales of securities under agreements to repurchase substantially identical securities. Such agreements normally do not constitute economic sales and are therefore treated as financing transactions. Securities sold subject to such agreements continue to be recognized in the balance sheet. The proceeds from the sale of these securities are treated as liabilities. Securities purchased under agreements to resell are recognized as loans collateralized by securities. Receivables and liabilities are valued using the accrual method. Those held in the trading book (matched book repo trading) are carried at fair value. Transactions in which economic control over the securities transferred has been relinquished are reported as either purchases or sales together with a related forward commitment to resell or repurchase.

Securities lending and borrowing (SLB)

SLB transactions that are collateralized by cash are included in the balance sheet at amounts equal to the cash advanced or received. Securities lent or securities provided as collateral for securities borrowed continue to be recognized in the balance sheet at their carrying value unless economic control over the securities provided has been transferred. Securities borrowed and securities received as collateral for securities lent are only recognized in the balance sheet if economic control over the securities has been transferred. Lending fees earned or incurred are recognized as interest income and interest expense.

Retirement benefits

The Bank sponsors various retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans, comprising pension benefits as well as other retirement benefits such as post-retirement life insurance and post-employment medical benefits. Retirement benefit expense is recorded in Personnel expenses. For defined contribution plans this expense equals the employer contribution called for during the year in which an employee renders services. According to Swiss GAAP FER 16 the retirement benefit expense of defined benefit plans is based on actuarial valuations of benefit obligations attributed to the year in which services are rendered by the employees. Benefit obligations as of a date are the actuarial present value of all benefits attributed to employee service rendered prior to that date taking into consideration statistical probabilities of death and disability, future compensation level, discount rate, inflation rate etc. Prepaid assets for retirement benefit plans are only reported if the Bank is in a position to recover this amount either through decreasing its future contributions or through refunds.

Differences from the first time application of Swiss GAAP FER 16 are recognized in the income statement over the average remaining working life. Benefit obligations are calculated on a yearly basis. Gains and losses due to changes in the amount of the benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions (eg change in discount rate) are included into the retirement benefit expenses for a year if, as of the beginning of the year, the unrecognized gain or loss exceed 10% of the greater of the benefit obligation or the market-related value of plan assets. The amount included in the retirement benefit expenses is the excess divided by the average remaining service period for active employees expected to receive benefits of the plan.

Fee recognition

Fees and commissions earned for investment and portfolio management, customer trading and custody services are recognized over the period that the related service is provided. Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time when the underlying transactions are substantially completed under the terms of the engagements. Transactions-related expenses are deferred until the related revenue is recognized.

CHANGE TO ACCOUNTING POLICIES

Mandatory changes in the Swiss Federal Banking Commission guidelines (Swiss GAAP) resulted in the following changes in accounting policies in 2003:

In line with US GAAP, the changes in accounting related to derivatives imposed more prescriptive requirements with respect to hedge effectiveness for derivatives hedging transactions. The impact on the 2003 financial statements of this change in accounting treatment was a decrease to net profit of CHF 82 million, comprising post-tax losses of CHF 271 million relating to 2003 and post-tax gains of CHF 189 million in respect of prior periods.

As at December 31, 2003, retirement benefits are accounted for based on Swiss GAAP FER 16 as discussed above and applied prospectively. Prior to 2003, retirement benefits were based on either actual contributions or actuarial valuation method and projected plan liabilities for accrued services. The impact on the 2003 financial statements of this change in accounting treatment was a decrease in net profit of CHF 31 million.

As at December 31, 2003, securities transferred in SLB transactions are only recorded as a balance sheet movement if economic control over the securities has been transferred. In addition, in prior years SLB transactions with cash collateral and daily margining were reported as repurchase and reverse repurchase transactions. The change in policy had no impact on the income statement and on the balance sheet the impact is considered immaterial.

FOREIGN CURRENCY TRANSLATION RATES

Applied to the consolidation of the subsidiaries and branches of the Bank

	Year end rates for balance sheet and off balance sheet positions		Yearly average rates for income statement	
	31.12.03	31.12.02	**2003**	2002
MAIN CURRENCIES	**CHF**	CHF	**CHF**	CHF
1 US dollar	**1.24**	1.39	**1.35**	1.56
1 British pound	**2.20**	2.24	**2.20**	2.33
1 Euro	**1.56**	1.46	**1.52**	1.47
1 Canadian dollar	**0.96**	0.88	**0.96**	1.00
1 Australian dollar	**0.93**	0.79	**0.88**	0.85
1 Singapore dollar	**0.73**	0.80	**0.77**	0.87
1 Hong Kong dollar	**0.16**	0.18	**0.17**	0.20
100 Japanese yen	**1.16**	1.17	**1.16**	1.24

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES				
Primarily engaged in investment and commercial banking				
AJP Cayman Ltd	George Town, Cayman Islands	USD	0.002	100.00%
Banco de Investimentos Credit Suisse First Boston SA	Sao Paulo, Brazil	BRL	164'834	100.00%
ZAO Bank Credit Suisse First Boston	Moscow, Russia	USD	37'831	99.99%
Credit Suisse First Boston Australia Equities Ltd	Sydney, Australia	AUD	13'000	100.00%
Credit Suisse First Boston (Bahamas) Ltd	Nassau, Bahamas	USD	16'917	100.00%
Credit Suisse First Boston (Cayman) Ltd	George Town, Cayman Islands	USD	0.001	100.00%
Credit Suisse First Boston (Cyprus) Ltd	Limassol, Cyprus	USD	95'000	100.00%
Credit Suisse First Boston (Europe) Ltd	London, United Kingdom	USD	27'300	100.00%
Credit Suisse First Boston (Hong Kong) Ltd	Hong Kong, China	HKD	381'142	100.00%
Credit Suisse First Boston (India) Securities Private Ltd	Mumbai, India	INR	979'820	75.00%
Credit Suisse First Boston (Singapore) Ltd	Singapore	SGD	163'740	100.00%
Credit Suisse First Boston (USA), Inc	New York, USA	USD	1	100.00%
Credit Suisse First Boston Australia Ltd	Sydney, Australia	AUD	34'050	100.00%
Credit Suisse First Boston Australia Securities Ltd	Sydney, Australia	AUD	38'400	100.00%
Credit Suisse First Boston Canada Inc	Toronto, Canada	CAD	157'312	100.00%
Credit Suisse First Boston Capital LLC	New York, USA	USD	177'600 [1]	100.00%
Credit Suisse First Boston Capital (Guernsey) I Ltd	St. Peter Port, Guernsey	USD	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) II Ltd	St. Peter Port, Guernsey	EUR	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) III Ltd	St. Peter Port, Guernsey	GBP	0.1	100.00%
Credit Suisse First Boston Capital (Guernsey) IV Ltd	St. Peter Port, Guernsey	CHF	0.1	100.00%
Credit Suisse First Boston LLC	New York, USA	USD	4'616'510 [1]	100.00%
Credit Suisse First Boston Equities Ltd	London, United Kingdom	GBP	15'000	100.00%
Credit Suisse First Boston International	London, United Kingdom	USD	682'325	80.00% [2]
Credit Suisse First Boston Investments (Guernsey) Ltd	St. Peter Port, Guernsey	USD	300'001	100.00%
Credit Suisse First Boston Management LLC	New York, USA	USD	897'000 [1]	100.00%
Credit Suisse First Boston Securities (Japan) Ltd	Hong Kong, China	USD	645'001	100.00%
Primarily engaged in asset management				
Credit Suisse Asset Management (Australia) Limited.	Sydney, Australia	AUD	270	100.00%
Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2'556	100.00%
Credit Suisse Asset Management (France) SA	Paris, France	EUR	60'244	100.00%
Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	16'005	100.00%
Credit Suisse Asset Management Holding Corp.	New York, USA	USD	0.001	100.00%
Credit Suisse Asset Management, LLC	New York, USA	USD	538'194 [1]	100.00%
Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	19	100.00%
Credit Suisse Asset Management SIM SpA	Milan, Italy	EUR	7'000	100.00%
Credit Suisse Trust and Banking Co., Ltd	Tokyo, Japan	JPY	9'000'000	100.00%

[1] Membership interest.

[2] Remaining 20% directly held by CSG.

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CONSOLIDATED SUBSIDIARIES Continued				
Finance and financial holding companies				
Credit Suisse Asset Managment International Holding	Zurich, Switzerland	CHF	20'000	100.00%
Credit Suisse First Boston (International) Holding AG	Zug, Switzerland	CHF	37'500	100.00%
Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23'768 [1]	100.00%
Credit Suisse First Boston Australia (Finance) Ltd	Sydney, Australia	AUD	10'000	100.00%
Credit Suisse First Boston Australia (Holdings) Ltd	Sydney, Australia	AUD	42'000	100.00%
Credit Suisse First Boston Finance (Guernsey) Ltd	St Peter Port, Guernsey	USD	160	100.00%
Credit Suisse First Boston Finance (US) LLC	Delaware, USA	USD	0.1 [1]	100.00%
Credit Suisse First Boston Finance BV	Amsterdam, The Netherlands	EUR	18	100.00%
Credit Suisse First Boston International (Guernsey) Ltd	St Peter Port, Guernsey	USD	200	100.00%
Credit Suisse First Boston, Inc	New York, USA	USD	187'127	100.00% [2]
Fund management companies				
Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7'000	100.00%
Credit Suisse Bond Fund Management Company	Luxembourg	CHF	300	100.00%
Credit Suisse Equity Fund Management Company	Luxembourg	CHF	300	100.00%
Credit Suisse Money Market Fund Management Company	Luxembourg	CHF	300	100.00%
Credit Suisse Portfolio Fund Management Company	Luxembourg	CHF	300	100.00%
Real estate companies				
Column Financial, Inc	New York, USA	USD	1	100.00%
Column Guaranteed LLC	New York, USA	USD	34'847 [1]	100.00%
Credit Suisse First Boston Mortgage Capital LLC	New York, USA	USD	357'000 [1]	100.00%
DLJ Mortgage Capital, Inc	New York, USA	USD	0.1	100.00%
GTN Global Properties Holding Ltd	Limassol, Cyprus	USD	2	100.00%
NON-CONSOLIDATED PARTICIPATIONS				
Associated companies (accounted for by the equity method)				
none				
Participations - main companies				
Euro-Clear Clearance System Ltd	London, United Kingdom	EUR	3'000	4.02%
Madison Square Company LLC	New York, USA	USD	137'092 [1]	39.19%
Credit Suisse First Boston Praedium IV Fund, L.P.	New York, USA	USD	32'254	28.74%

[1] Membership interest.

[2] 43% of voting rights held by CSG.

Company name	Domicile	Currency	Share capital in thousands	Shareholding
CHANGES TO THE SCOPE OF CONSOLIDATION				
Purchases				
Column Guaranteed LLC	New York, USA	USD	34'847 [1]	100.00%
Sales				
Pershing LLC [2]	New York, USA	USD	525'925 [1]	100.00%
CHANGES TO THE SCOPE OF NON-CONSOLIDATED PARTICIPATIONS				
Purchases				
none				
Sales				
DLJdirect SFG Securities Inc.	Tokyo, Japan	JPY	3'000	50.00%
Innovent Capital Ltd	George Town, Cayman Islands	CHF	87.5	37.87%
SWIFT	La Hulpe, Belgium	EUR	10'843	1.45%
Central Banco Investimento SA	Lisbon, Portugal	PTE	2'500'000	5.04%
Swiss Financial Service Group AG	Zurich, Switzerland	CHF	26'000	19.98%
Telekurs Holding AG	Zurich, Switzerland	CHF	45'000	17.41%
Valcambi SA	Balerna, Switzerland	CHF	12'000	100.00%

[1] Membership interest.

[2] Name changed in January 2003 from Donaldson, Lufkin & Jenrette Securities Corporation.

ANALYSIS OF INCOME	2003 CHF m	2002 CHF m	Change CHF m
NET INTEREST INCOME			
Interest and discount income	**8'498**	**12'530**	**-4'032**
Interest income from claims on customers	**3'640**	4'775	-1'135
Interest income from claims on banks	**4'576**	7'123	-2'547
Interest/discount income from bills of exchange and money market paper	**282**	450	-168
Commission income from lending activities	**-**	182	-182
Interest and dividend income from trading portfolio	**9'744**	**9'912**	**-168**
Interest income	**8'189**	8'915	-726
Dividend income	**1'555**	997	558
Interest and dividend income from financial investments	**230**	**215**	**15**
Interest income	**171**	167	4
Dividend income	**59**	48	11
Interest expense	**-14'112**	**-17'793**	**3'681**
Interest expense on liabilities to customers	**-4'706**	-6'928	2'222
Interest expense on liabilities to banks	**-9'406**	-10'865	1'459
of which interest expense on subordinated liabilities	***-609***	*-767*	*158*
Total net interest income	**4'360**	**4'864**	**-504**
NET COMMISSION AND SERVICE FEE INCOME			
Income from credit business	**766**	**705**	**61**
Credit commissions	**770**	773	-3
less commission expense	**-4**	-68	64
Income from securities business	**4'070**	**5'726**	**-1'656**
Commission income from stock exchange business and securities underwriting	**4'212**	5'853	-1'641
less commission expense	**-142**	-127	-15
Income from investment business	**2'358**	**3'368**	**-1'010**
Commission income from investment business and asset management	**2'933**	3'889	-956
less commission expense	**-575**	-521	-54
Other commission and fee income	**543**	**1'130**	**-587**
Other commission and fee income	**557**	1'152	-595
less commission expense	**-14**	-22	8
Total net commission and service fee income	**7'737**	**10'929**	**-3'192**
NET TRADING INCOME (including derivatives and expenditure on brokerage/commissions)			
Income from trading in interest related instruments	**358**	339	19
Income from trading in equity related instruments	**829**	513	316
Income from foreign exchange and banknote trading	**398**	572	-174
Income from precious metals trading	**13**	18	-5
Other income from trading	**108**	-55	163
Total net trading income	**1'706**	**1'387**	**319**

ANALYSIS OF EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
PERSONNEL EXPENSES			
Personnel compensation	**7'259**	10'127	-2'868
Staff benefits	**711**	808	-97
Other staff costs	**286**	536	-250
Total personnel expenses	**8'256**	**11'471**	**-3'215**
OTHER OPERATING EXPENSES			
Bank premises and real estate	**545**	730	-185
Expenditures on IT, machinery, furnishings, vehicles and other equipment	**278**	439	-161
Expense allocations from other CSG entities	**391**	482	-91
Expense allocations to other CSG entities	**-297**	-347	50
Other operating expenses	**1'574**	2'166	-592
of which communications and advertising costs	***411***	*690*	*-279*
of which legal, consultancy and audit fees	***538***	*685*	*-147*
of which fees and commissions	***117***	*124*	*-7*
of which other costs	***508***	*667*	*-159*
Total other operating expenses	**2'491**	**3'470**	**-979**
DEPRECIATION AND WRITE-DOWNS ON NON-CURRENT ASSETS			
Depreciation on tangible fixed assets	**522**	751	-229
Depreciation on intangible assets	**1'287**	1'473	-186
Total depreciation and write-downs on non-current assets	**1'809**	**2'224**	**-415**
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**156**	2'412	-2'256
Provisions and valuation adjustments for other business risks	**232**	1'271	-1'039
Other losses	**11**	8	3
Total valuation adjustments, provisions and losses	399	**3'691**	**-3'292**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Gains from the disposal of participations	**169**	26	143
Gains from the sale of fixed assets	**1**	-	1
Other extraordinary income	**81**	-	81
Total extraordinary income	**251**	**26**	**225**
EXTRAORDINARY EXPENSES			
Losses from the disposal of participations	**43**	162	-119
Loss on sale of fixed assets	**-**	1	-1
Total extraordinary expenses	**43**	**163**	**-120**

INCOME AND EXPENSES FROM ORDINARY BANKING BUSINESS: SWITZERLAND AND ABROAD[1]	2003 Switzerland CHF m	2003 Abroad CHF m	2002 Switzerland CHF m	2002 Abroad CHF m
Net interest income	**251**	**4'109**	299	4'565
Net commissions and service fee income	**366**	**7'371**	555	10'374
Net trading income	**115**	**1'591**	486	901
Net other ordinary income	**155**	**90**	425	-1'066
NET OPERATING INCOME	**887**	**13'161**	**1'765**	**14'774**
Operating expenses				
Personnel expenses	**372**	**7'884**	418	11'053
of which personnel compensation	***312***	***6'947***	*340*	*9'787*
of which staff benefits	***45***	***666***	*30*	*778*
of which other staff costs	***15***	***271***	*48*	*488*
Other operating expenses	**173**	**2'318**	233	3'237
of which bank premises	***71***	***474***	*66*	*664*
of which expenditure on IT, machinery, furnishings, vehicles, etc.	***5***	***273***	*12*	*427*
of which other property, equipment and administrative costs	***97***	***1'571***	*155*	*2'146*
Total operating expenses	**545**	**10'202**	**651**	**14'290**
GROSS OPERATING PROFIT	**342**	**2'959**	**1'114**	**484**
% of total	*10%*	*90%*	*70%*	*30%*
Taxes on profit/loss before extraordinary items	**17**	**244**	**82**	**-1'105** [2]
% of total	*7%*	*93%*	*-8%*	*108%*
GROSS OPERATING PROFIT AFTER TAXES	**325**	**2'715**	**1'032**	**1'589**
% of total	*11%*	*89%*	*39%*	*61%*

[1] Intercompany eliminations distort the actual operating results shown in this table.
[2] Reflects reclassification to conform to the current presentation.

MONEY MARKET PAPERS	**31.12.03 CHF m**	31.12.02 [1] CHF m	Change CHF m
Government treasury notes and bills	**3'148**	2'497	651
Money market placements	**6'494**	12'753	-6'259
Other bills of exchange and money market papers	**827**	3'746	-2'919
TOTAL MONEY MARKET PAPERS	**10'469**	**18'996**	**-8'527**
of which rediscountable / pledgeable at central banks	***439***	*3'089*	*-2'650*

CLAIMS BALANCE SHEET		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Claims on banks	**December 31, 2003**	**164**	**160'627**	**36'359**	**197'150**
of which securities borrowing and reverse repurchase agreements		*164*	*138'164*	*4'868*	*143'196*
	December 31, 2002 [1]	-	172'277	33'365	205'642
Lendings					
Claims on customers (including finance leases)		571	98'605	15'718	114'894
of which securities borrowing and reverse repurchase agreements		-	*61'293*	*959*	*62'252*
Mortgages		12'234	-	-	12'234
of which residential		*1'701*	-	-	*1'701*
houses and owner-occupied flats		*6'636*	-	-	*6'636*
offices and business property		*1'063*	-	-	*1'063*
commercial and industrial property		*1'960*	-	-	*1'960*
other property		*874*	-	-	*874*
Total lendings	**December 31, 2003**	**12'805**	**98'605**	**15'718**	**127'128**
	December 31, 2002 [1]	14'964	102'362	20'017	137'343

CLAIMS OFF BALANCE SHEET		Form of security: Secured by mortgage CHF m	Form of security: Other security CHF m	Unsecured CHF m	Total CHF m
Contingent liabilities					
Credit guarantees in form of bills of exchange and other guarantees [2]		919	24'378	3'595	28'892
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees		-	814	446	1'260
Irrevocable commitments in respect of documentary credits		-	5	27	32
Other contingent liabilities		6	101	3'177	3'284
Total contingent liabilities	**December 31, 2003**	**925**	**25'298**	**7'245**	**33'468**
	December 31, 2002	198	24'998	7'944	33'140
Irrevocable commitments	**December 31, 2003**	**551**	**49'567**	**30'971**	**81'089**
	December 31, 2002 [1]	5	37'924	51'572	89'501
Confirmed credits	**December 31, 2003**	-	-	-	-
	December 31, 2002	-	1	31	32
Total secured and unsecured claims off-balance sheet business	**December 31, 2003**	**1'476**	**74'865**	**38'216**	**114'557**
	December 31, 2002	203	62'923	59'547	122'673

IMPAIRED LOANS	**31.12.03 CHF m**
Loans due	**1'859**
Estimated liquidation proceeds from collaterals	**-463**
Loans due, net	**1'396**
Specific provisions set up	**887**

[1] Reflects reclassification to conform to the current presentation.
[2] Includes contingent liabilities for any losses incurred as a result of counterparty risk where the Bank has arranged for client assets to be lent to financial sector borrowers. In these instances the Bank is obligated to compensate the lender for any losses incurred as a result of counterparty risk; however the exposure of the Bank is fully covered by collateral paid by the borrower of the assets.

LENDINGS (CLAIMS ON CUSTOMERS, MORTGAGES) BY ECONOMIC SECTOR

	Swiss borrowers[1]		Foreign borrowers[1]		Total lendings				
	31.12.03 CHF m	31.12.02 CHF m	**31.12.03 CHF m**	31.12.02 CHF m	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	% of total 31.12.03	% of total 31.12.02
Private households	**10**	10	**12'852**	18'507	**12'862**	18'517	-5'655	10	14
Non-profit institutions	**-**	-	**-**	-	**-**	-	-	-	-
Private sector enterprises (non-financial)	**771**	941	**23'849**	28'836	**24'620**	29'777	-5'157	19	22
Agriculture and mining	**-**	-	**650**	738	**650**	738	-88	1	1
Manufacturing	**65**	172	**4'134**	5'678	**4'199**	5'850	-1'651	3	4
Food	**-**	-	***424***	*318*	***424***	*318*	*106*	-	-
Textiles	**-**	*1*	***127***	*219*	***127***	*220*	*-93*	-	-
Timber, furniture	**-**	-	***185***	*310*	***185***	*310*	*-125*	-	-
Plastics, rubber, leather	**-**	-	***173***	*851*	***173***	*851*	*-678*	-	*1*
Chemicals	**-**	*3*	***580***	*787*	***580***	*790*	*-210*	-	*1*
Metals, building installations	**-**	*15*	***339***	*429*	***339***	*444*	*-105*	-	-
Machinery, equipment, vehicles	***65***	*153*	***1'419***	*2'532*	***1'484***	*2'685*	*-1'201*	*1*	*2*
Other	**-**	-	***887***	*232*	***887***	*232*	*655*	*1*	-
Construction	**-**	-	**309**	298	**309**	298	11	-	-
Energy, environmental protection	**-**	3	**5'080**	5'722	**5'080**	5'725	-645	4	4
Services	**706**	766	**13'676**	16'400	**14'382**	17'166	-2'784	11	12
Wholesale and retail trade	***58***	*12*	***1'100***	*419*	***1'158***	*431*	*727*	*1*	-
Transport, hotels and catering	***60***	*187*	***813***	*1'228*	***873***	*1'415*	*-542*	*1*	*1*
Other services	***588***	*567*	***11'763***	*14'753*	***12'351***	*15'320*	*-2'969*	*10*	*11*
Financial enterprises	**800**	1'825	**86'293**	79'745	**87'093**	81'570	5'523	69	59
Public authorities	**71**	131	**2'482**	7'348	**2'553**	7'479	-4'926	2	5
TOTAL LENDINGS	**1'652**	2'907	**125'476**	134'436	**127'128**	137'343	-10'215	100	100
% of total lendings	**1**	2	**99**	98	**100**	100			

[1] By customer domicile.

SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Interest-bearing securities and loan stock rights	**131'974**	**130'685**	**1'289**
of which issued by CSG or subsidiary companies thereof	***1'398***	*1'520*	*-122*
of which issued by public sector entities	***73'428***	*70'635*	*2'793*
Quoted on stock exchanges	**58'778**	55'575	3'203
Not quoted on stock exchanges	**73'196**	75'110	-1'914
Equities	**54'358**	**32'683**	**21'675**
of which CSG shares [1]	***2'374***	*1'644*	*730*
of which units in equity funds	***1'309***	*1'400*	*-91*
Quoted on stock exchanges	**47'015**	28'893	18'122
Not quoted on stock exchanges	**7'343**	3'790	3'553
Precious metals	**-**	**1'227**	**-1'227**
of which serving as cover for delivery commitments shown as liabilities	**-**	*1'227*	*-1'227*
TOTAL SECURITIES AND PRECIOUS METALS TRADING PORTFOLIO	**186'332**	**164'595**	**21'737**

[1] Current positions in CSG shares are mostly subject to delivery commitments under derivatives and staff compensation plans as well as securities borrowing contracts. When these commitments are taken into account, the Bank's remaining holdings of CSG shares are insignificant.

FINANCIAL INVESTMENTS[1]	Book value 31.12.03 CHF m	Book value 31.12.02 CHF m	Fair value[4] 31.12.03 CHF m	Fair value[4] 31.12.02 CHF m	Change in book value CHF m
Interest-bearing securities	**6'116**	3'964			2'152
of which issued by public sector entities	***4'388***	*1'931*			*2'457*
of which valued at accrual method	***4'934***	*3'081*			*1'853*
of which valued at lower of cost or fair value	***1'182***	*883*	***1'184***	*884*	*299*
Quoted on stock exchanges	**4'959**	2'160			2'799
Not quoted on stock exchanges	**1'157**	1'804			-647
Equities	**3'592**	3'942	**3'677**	3'976	-350
of which qualifying equity interests[2]	***1'303***	*1'603*			*-300*
Real estate[3]	**232**	423	**234**	421	-191
TOTAL FINANCIAL INVESTMENTS	**9'940**	**8'329**	**-**	**-**	**1'611**

[1] Investments which are not held for trading or participation purposes (equity participations and real estate).
[2] At least 10% capital or voting rights.
[3] Real estate held for resale.
[4] Details only for financial investments that are valued at the lower of cost or fair value.

NON-CONSOLIDATED PARTICIPATIONS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Quoted on stock exchanges	**7**	1	6
Not quoted on stock exchanges	**329**	695	-366
TOTAL NON-CONSOLIDATED PARTICIPATIONS	**336**	**696**	**-360**

CAPITAL ASSETS AT DECEMBER 31, 2003	Cost 31.12.02 CHF m	Accumulated deprecia-tion CHF m	Net book value 31.12.02 CHF m	Translation difference CHF m	Acquisitions, Investments, and Income from equity CHF m	Disposals CHF m	Transfers CHF m	Depreciation CHF m	**Net book value 31.12.03 CHF m**
Participations accounted for using the equity method	503	-94	409	-27	32	-132	-6	-91	**185**
Other participations	470	-183	287	-17	12	-96	-25	-10	**151**
Total non-consolidated participations	**973**	**-277**	**696**	**-44**	**44**	**-228**	**-31**	**-101**	**336**
Bank premises	3'324	-602	2'722	-33	21	-5	-3	-70	**2'632**
Other real estate	161	-39	122	-1	10	-17	-13	-7	**94**
Total real estate [1]	**3'485**	**-641**	**2'844**	**-34**	**31**	**-22**	**-16**	**-77**	**2'726**
Leasehold improvements	1'403	-488	915	-73	51	-194	31	-117	**613**
Other fixed assets	2'911	-2'245	666	-44	174	-158	64	-328	**374**
Total tangible fixed assets	**7'799**	**-3'374**	**4'425**	**-151**	**256**	**-374**	**79**	**-522**	**3'713**
Intangible assets	6'477	-1'750	4'727	-361	191	-1'336	-74	-710	**2'437**
Goodwill	10'384	-1'285	9'099	-755	49	-684	-15	-476	**7'218**
Total intangible assets	**16'861**	**-3'035**	**13'826**	**-1'116**	**240**	**-2'020**	**-89**	**-1'186**	**9'655**
TOTAL CAPITAL ASSETS	**25'633**	**-6'686**	**18'947**	**-1'311**	**540**	**-2'622**	**-41**	**-1'809**	**13'704**

[1] The majority of real estate is used for the banking infrastructure needs of CSG. Real estate owned by the Bank but used by other entities within CSG is held for rental to such entities.

FURTHER DETAILS ON FIXED ASSETS	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m
Fire insurance value of bank premises and other real estate	**3'860**	3'793	67
Fire insurance value of other fixed assets	**2'011**	2'620	-609
Liabilities: future leasing instalments in connection with operational leasing	**8'082**	6'744	1'338

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [1]	**31.12.03 CHF m**	31.12.02 [2] CHF m	Change CHF m
Assets pledged and assigned as collateral	**43'666**	32'069	11'597
Actual commitments secured	**40'164**	26'070	14'094

[1] None of the Bank's assets were under reservation of ownership either in 2003 or in the previous year.
[2] Reflects reclassification to conform to the current presentation.

SECURITIES BORROWING, SECURITIES LENDING, REPURCHASE AND REVERSE REPURCHASE AGREEMENTS	**31.12.03 CHF m**
Due from banks	**143'196**
Due from customers	**62'252**
Cash collateral on securities borrowed and reverse repurchase agreements	**205'448**
Due to banks	**104'855**
Due to customers	**71'843**
Cash collateral on securities lent and repurchase agreements	**176'698**
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	**82'945**
of which transfers with the right to re-pledge or re-sale	*76'535*
Fair value of securities received under securites lending and borrowing and reverse repurchase agreements with the right to re-sell or repledge	**400'047**
of which re-sold or re-pledged	*380'365*

PENSION AND OTHER POST-RETIREMENT BENEFITS

DEFINED CONTRIBUTION PLANS

The Bank contributes to various defined contribution plans primarily in the US, Switzerland and the UK but also in other countries throughout the world. The expenses for these plans during 2003 were CHF 106 million.

DEFINED BENEFIT PLANS

Various defined benefit pension schemes exist in the foreign locations of the Bank. The plans' retirement benefits depend on age, contributions and salary. The funding policy for these plans is consistent with local government and tax requirements. The assumptions used are derived using local economic conditions. Material defined benefit plans exist in the US, the UK and Japan. These retirement plans provide benefits in the event of retirement, death, disability, or employment termination.

The weighted-average assumptions used in calculating the above amounts were:

	Pension benefits	Other post-retirement benefits
	31.12.03	**31.12.03**
Discount rate	5.9%	6.3%
Salary increases	4.0%	-
Expected long-term rate of return on assets	7.6%	-
Assumed health care cost increase	-	4.8%

A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the liabilities from defined benefit plans or net periodic postretirement expense for 2003. The following table shows the benefit obligation and the fair value of plan assets for the Credit Suisse First Boston's defined benefit pension and other post-retirement benefit plans:

	Pension benefits	Other post-retirement benefits
	31.12.03	**31.12.03**
	CHF m	**CHF m**
Liabilities from defined benefit plans	1'703	54
Fair value of assets from defined benefit plans [1]	1'097	-
Funded status of the plan	-606	-54
Unrecognized actuarial items	517	-4
Net amount recognized	**-89**	**-58**
Net periodic pension and other post-retirement costs	152	4
Expenses due to asset limitation	21	-
Curtailments	9	-
Total periodic pension and other post-retirement costs	**182**	**4**

[1] Including employer contribution reserves.

The total prepaid pension assets of defined benefit pension and other post-retirement plans not capitalized as at December 31, 2003 was CHF 20 million.

	31.12.03	31.12.02
	CHF m	CHF m
Liabilities due to own pension fund	**500**	681

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE CENTRAL *MORTGAGE BOND INSTITUTIONS AND THE CENTRAL ISSUING OFFICES*	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m
Bonds	**63'822**	65'531	-1'709
Subparticipations[1]	**-600**	-800	200
TOTAL	**63'222**	**64'731**	**-1'509**

[1] To banks within CSG.

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE BANK		Weighted average coupon	Maturities	Book value 31.12.03 CHF m
Book values				
Credit Suisse First Boston Parent Company	Senior bonds	4.3%	2004 - 2032	**13'086**
	Subordinated bonds	2.6%	2004 - 2032	**7'952**
Credit Suisse First Boston (Cyprus) Ltd, Cyprus	Senior bonds	10.0%	2005	**84**
Credit Suisse First Boston Finance BV, The Netherlands	*Senior bonds*	1.3%	*perpetual*	**185**
Credit Suisse First Boston (Cayman) Ltd, Cayman Islands	Senior bonds	9.6%	2004 - 2006	**124**
Credit Suisse First Boston Inc, USA	Senior bonds	4.6%	2004 - 2032	**29'167**
	Subordinated bonds	6.6%	2004 - 2018	**1'094**
Banco de Investimentos Credit Suisse First Boston SA, Brazil	Subordinated bonds	11.2%	2007	**62**
Credit Suisse First Boston International, United Kingdom	Senior bonds	2.9%	2003 - 2049	**8'958**
	Subordinated bonds	5.5%	2004 - 2049	**2'510**
				63'222

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY THE BANK	Within 1 year CHFm	> 1 - to 2 years CHFm	> 2 - to 3 years CHFm	> 3 - to 4 years CHFm	> 4 - to 5 years CHFm	> 5 years CHFm	TOTAL CHFm
Maturity							
Credit Suisse First Boston Parent Company	1'732	1'330	1'638	2'877	2'848	10'613	**21'038**
Credit Suisse First Boston (Cyprus) Ltd, Cyprus	-	84	-	-	-	-	**84**
Credit Suisse First Boston Finance BV, The Netherlands	-	-	-	-	-	185	**185**
Credit Suisse First Boston (Cayman) Ltd, Cayman Islands	55	59	11	-	-	-	**124**
Credit Suisse First Boston Inc, USA	3'347	4'127	4'283	3'088	4'186	11'230	**30'261**
Banco de Investimentos Credit Suisse First Boston SA, Br.	-	-	-	62	-	-	**62**
Credit Suisse First Boston International, United Kingdom	1'135	1'278	1'232	1'384	2'995	3'444	**11'468**
	6'269	6'878	7'164	7'411	10'029	25'472	**63'222**

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE BANK'S GOVERNING BODIES	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m
Claims on affiliated companies[1]	**16'427**	20'975	-4'548
Liabilities to affiliated companies[1]	**31'110**	32'025	-915
Loans to members of the Bank's governing bodies[2]	**11**	14	-3

[1] Affiliated companies are entities which are not subsidiaries of the Bank but which are grouped together under unitary management within the organisation of CSG.

[2] Loans to members of the Bank's governing bodies include all loans granted to Members of the Board of Directors and Executive Management and to any companies in which they have a voting interest of more than 50%.

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.02 CHF m	Specific write-downs and usage CHF m	Transfers CHF m	Change to consolidated companies CHF m	Recoveries, endangered interest, currency differences CHF m	Charges to consolidated income statement CHF m	Releases to consolidated income statement CHF m	**Total 31.12.03 CHF m**
Provisions for deferred taxes	590 [1]	-	-	3	42	48	-213	**470**
Valuation adjustments and provisions for default risks	4'046	-2'288	-355	-5	-58	871	-715	**1'496**
Valuation adjustments and provisions for other risks	170	-15	-	-4	-11	3	-2	**141**
Other provisions	1'603	-779	49	2	-121	535	-87	**1'202**
Subtotal	5'819	-3'082	-306 [2]	-7	-190	1'409 [3]	-804 [3]	**2'839**
Total valuation adjustments and provisions	**6'409**	**-3'082**	**-306**	**-4**	**-148**	**1'457**	**-1'017**	**3'309**
Less direct charge-offs against specific assets	-3'870							**-1'392**
Total valuation adjustments and provisions as shown in the consolidated balance sheet	**2'539**							**1'917**

[1] CHF -1'418 million excluded from opening balance due to Swiss GAAP change.
[2] CHF -355 million transferred to loans held for sale due to Swiss GAAP change; CHF 49 million pension accrual transferred in from other balance sheet positions.
[3] CHF -217 million deviation to income statement due to pension costs not included in provisions, CHF 11 million (CHF 8 million in 2002) deviation due to losses not included in provisions table.

MATURITY STRUCTURE OF CURRENT ASSETS AND BORROWED FUNDS		Sight deposits CHF m	Callable CHF m	Maturity: within 3 months CHF m	within 3-12 months CHF m	over 1 to 5 years CHF m	over 5 years CHF m	No maturity [1] CHF m	**Total CHF m**
Current assets									
Cash		510	-	-	-	-	-	-	**510**
Money market papers		4'398	20	5'900	14	121	16	-	**10'469**
Due from banks		26'891	56'132	93'008	12'457	8'053	609	-	**197'150**
Due from customers		17'997	24'371	44'725	6'029	15'244	6'528	-	**114'894**
Mortgages		6'642 [2]	-	722	31	1'645	3'194	-	**12'234**
Securities and precious metals trading portfolio		186'332	-	-	-	-	-	-	**186'332**
Financial investments		3'600	91	4'546	425	887	159	232	**9'940**
Total current assets	**December 31, 2003**	**246'370**	**80'614**	**148'901**	**18'956**	**25'950**	**10'506**	**232**	**531'529**
	December 31, 2002 [3]	225'684	70'169	192'754	23'367	14'439	8'573	423	**535'409**
Borrowed funds									
Liabilities in respect of money market papers		358	-	24'217	6'991	1'806	7	-	**33'379**
Due to banks		109'264	31'130	138'001	12'076	1'854	1'129	-	**293'454**
Due to customers, savings and investment deposits		-	2'604	-	-	-	-	-	**2'604**
Due to customers, other deposits		26'745	15'405	68'638	2'470	4'143	2'794	-	**120'195**
Bonds and mortgage-backed bonds		-	-	3'352	3'977	30'699	25'194	-	**63'222**
Total borrowed funds	**December 31, 2003**	**136'367**	**49'139**	**234'208**	**25'514**	**38'502**	**29'124**	-	**512'854**
	December 31, 2002	141'845	46'852	242'883	31'901	32'629	28'223	-	**524'333**

[1] The financial investments include repossessed real estate held for sale and precious metals, therefore the maturity structure discloses no maturity for these items.
[2] Portfolio of traded mortgages.
[3] Reflects reclassification to conform to the current presentation.

SHAREHOLDER'S EQUITY	2003 CHF m	Minority interests 2003 CHF m	Total 2003 CHF m	Total 2002 CHF m	Change CHF m
Opening shareholder's equity					
Share capital	**4'400**	**-**	**4'400**	4'400	-
Capital reserves	**13'443**	**-**	**13'443**	13'443	-
Retained earnings excluding foreign currency translation	**-2'072**	**-**	**-2'072**	320	-2'392
Minority interests in shareholder's equity	**-**	**8'887**	**8'887**	10'592	-1'705
Consolidated net loss	**-3'528**	**-**	**-3'528**	-2'192	-1'336
Foreign currency translation	**-1'341**	**-**	**-1'341**	402	-1'743
Shareholder's equity as of January 1	**10'902**	**8'887**	**19'789**	**26'965**	**-7'176**
Minority investments in subsidiaries	**-**	**43**	**43**	-34	77
Dividends paid	**-168**	**-78**	**-246**	-277	31
Foreign currency translation differences	**-671**	**-869**	**-1'540**	-3'433	1'893
Consolidated net profit / loss	**1'149**	**-**	**1'149**	-3'528	4'677
Net profit minority interests	**-**	**165**	**165**	96	69
Shareholder's equity as of December 31 [1,2]	**11'212**	**8'148**	**19'360**	**19'789**	**-429**
Share capital	**4'400**	**-**	**4'400**	4'400	-
Capital reserves	**13'443**	**-**	**13'443**	13'443	-
Retained earnings excluding foreign currency translation	**-5'768**	**-**	**-5'768**	-2'072	-3'696
Minority interests in shareholder's equity including net profit [1]	**-**	**8'148**	**8'148**	8'887	-739
Consolidated net profit / loss	**1'149**	**-**	**1'149**	-3'528	4'677
Foreign currency translation	**-2'012**	**-**	**-2'012**	-1'341	-671

[1] Minority interests include (a) CHF 155 million (2002: CHF 174 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors, (b) CHF 908 million (2002: CHF 886 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to CSG, (c) CHF 1'267 million (2002: CHF 1'425 million) relating to non-cumulative perpetual preferred shares held by CSG as direct investments in the Bank and (d) CHF 5'159 million (2002: CHF 5'804 million) relating to ownership interests held by fellow subsidiaries of CSG as direct investments in subsidiaries of the Bank. In total, CSG's holding in the minority interest of the Bank amounted to CHF 7'917 million (2002: CHF 8'681 million).

[2] Core capital includes CHF 870 million (2002: CHF 849 million) of innovative Tier 1 instruments.

Components of Tier 1 capital	Total 2003 CHF m	Total 2002 CHF m
Shareholder's equity	**19'360**	19'789
Dividend 2003/2002	**-10**	-10
Deductions [1]	**-7'288**	-9'183
Total Tier 1 capital	**12'062**	**10'596**

[1] Deductions comprise goodwill and other adjustments.

BREAKDOWN OF ASSETS AND LIABILITIES SWITZERLAND AND ABROAD (BY LOCATION OF ASSETS)	31.12.03 Switzerland CHF m	31.12.03 Abroad CHF m	31.12.02 Switzerland CHF m	31.12.02 Abroad CHF m
Assets				
Cash	**356**	**154**	382	122
Money market papers	**-**	**10'469**	1'202	17'794
Due from banks	**20'885**	**176'265**	19'648	185'994
Due from customers	**1'652**	**113'242**	2'907	119'611
Mortgages	**-**	**12'234**	-	14'825
Securities and precious metals trading portfolio	**3'959**	**182'373**	5'604	158'991
Financial investments	**25**	**9'915**	152	8'177
Non-consolidated participations	**5**	**331**	65	631
Tangible fixed assets	**2'153**	**1'560**	2'220	2'205
Intangible assets	**709**	**8'946**	34	13'792
Accrued income and prepaid expenses	**239**	**3'241**	1'063	3'392
Other assets	**3'372**	**55'198**	4'637	57'147
TOTAL ASSETS	**33'355**	**573'928**	**37'914**	**582'681**

	31.12.03 Switzerland CHF m	31.12.03 Abroad CHF m	31.12.02 Switzerland CHF m	31.12.02 Abroad CHF m
Liabilities and shareholder's equity				
Liabilities in respect of money market papers	**1'929**	**31'450**	577	28'924
Due to banks	**22'071**	**271'383**	29'068	271'080
Due to customers, savings and investment deposits	**2'602**	**2**	1'551	1
Due to customers, other deposits	**12'158**	**108'037**	11'011	117'390
Bonds and mortgage-backed bonds	**871**	**62'351**	1'684	63'047
Accrued expenses and deferred income	**826**	**13'521**	1'341	12'915
Other liabilities	**3'170**	**55'635**	5'765	52'495
Valuation adjustments and provisions	**126**	**1'791**	216	3'741
Total liabilities	**43'753**	**544'170**	**51'213**	**549'593**
Shareholder's equity (excluding minority interests before consolidated net profit)	**1'612**	**8'451**	1'821	12'609
Minority interests in shareholder's equity	**-**	**7'983**	-	8'791
Consolidated net profit / loss	**295**	**1'019**	-198	-3'234
of which minority interests	**-**	***165***	*1*	*95*
Total shareholder's equity	**1'907**	**17'453**	**1'623**	**18'166**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**45'660**	**561'623**	**52'836**	**567'759**

GEOGRAPHICAL ANALYSIS OF ASSETS	31.12.03		31.12.02		Change
(BY LOCATION OF ASSETS)	CHF m	% of total	CHF m	% of total	CHF m
Switzerland	**33'355**	**5**	**37'914**	**6**	**-4'559**
EU[1]	**191'863**	**32**	171'647	28	20'216
USA	**286'987**	**48**	317'366	51	-30'379
Canada	**2'334**	**-**	3'100	-	-766
Japan	**41'124**	**7**	34'785	6	6'339
Other industrial countries[2]	**8'977**	**2**	10'404	2	-1'427
Financial centers outside industrial countries	**20'527**	**3**	21'476	3	-949
of which Hong Kong	***2'865***	-	*2'960*	-	*-95*
Singapore	***4'756***	*1*	*3'284*	*1*	*1'472*
Other[3]	***12'906***	*2*	*15'232*	*2*	*-2'326*
Oil-producing countries[4]	**5'021**	**1**	4'179	1	842
Newly industrialized countries[5]	**12'545**	**2**	13'442	2	-897
Eastern Europe and Commonwealth of Independent States[6]	**2'864**	**-**	4'776	1	-1'912
Other developing countries[7]	**1'686**	**-**	1'506	-	180
Total assets outside Switzerland	**573'928**	**95**	**582'681**	**94**	**-8'753**
TOTAL ASSETS	**607'283**	**100**	**620'595**	**100**	**-13'312**

The above analysis is based on the location of asset and does not take any collateral or hedges through structured off-balance sheet transactions into account. Market and credit risks can therefore not be judged based on the above schedule.

Countries not listed separately above in which assets amount to more than CHF 100 million:

[1] Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, United Kingdom
[2] Australia, Liechtenstein, New Zealand, Norway, South Africa
[3] Aruba-Curaçao (Netherlands Antilles), Bahamas, Barbados, Bermuda, Cayman Islands, Trinidad/Tobago
[4] Bahrain, Indonesia, Kuwait, Mexico, Venezuela
[5] Argentina, Brazil, Chile, Colombia, Cyprus, Lebanon, Malaysia, Peru, South Korea, Taiwan, Thailand, Turkey
[6] Czech Republic, Hungary, Kazakhstan, Poland, Russian Federation
[7] China (excluding Hong Kong), India, Philippines, Mauritius

CURRENCY STRUCTURE OF THE BALANCE SHEET		CHF CHF m	USD CHF m	Euro CHF m	Other Currencies CHF m	Total CHF m
Assets						
Cash		356	1	27	126	**510**
Money market papers		-	5'929	1'904	2'636	**10'469**
Due from banks		17'627	106'290	39'727	33'506	**197'150**
Due from customers		1'835	90'566	11'471	11'022	**114'894**
Mortgages		-	11'857	-	377	**12'234**
Securities and precious metals trading portfolio		3'242	100'540	30'528	52'022	**186'332**
Financial investments		1'064	6'151	952	1'773	**9'940**
Non-consolidated participations		16	262	20	38	**336**
Tangible fixed assets		2'154	947	7	605	**3'713**
Intangible assets		783	8'565	38	269	**9'655**
Accrued income and prepaid expenses		794	1'977	450	259	**3'480**
Other assets		15'752	17'632	4'974	20'212	**58'570**
TOTAL ASSETS [1]	**December 31, 2003**	**43'623**	**350'717**	**90'098**	**122'845**	**607'283**
	December 31, 2002	40'483	415'785	72'077	92'250	620'595
Off balance sheet foreign exchange spot, forward and options transactions	**December 31, 2003**	135'549	434'417	382'924	479'298	**1'432'188**
TOTAL ASSET POSITION	**December 31, 2003**	**179'172**	**785'134**	**473'022**	**602'143**	**2'039'471**
Liabilities and shareholder's equity						
Liabilities in respect of money market papers		1'827	28'322	289	2'941	**33'379**
Due to banks		4'307	173'494	51'982	63'671	**293'454**
Due to customers, savings and investment deposits		2'604	-	-	-	**2'604**
Due to customers, other deposits		8'843	89'940	10'756	10'656	**120'195**
Bonds and mortgage-backed bonds		3'520	40'824	15'401	3'477	**63'222**
Accrued expenses and deferred income		507	10'120	658	3'062	**14'347**
Other liabilities		12'786	18'076	5'517	22'426	**58'805**
Valuation adjustments and provisions		124	1'586	25	182	**1'917**
Total liabilities [1]		**34'518**	**362'362**	**84'628**	**106'415**	**587'923**
Shareholder's equity (excluding minority interests before consolidated net profit)		1'612	6'443	429	1'579	**10'063**
Minority interests in shareholder's equity		135	7'147	372	329	**7'983**
Consolidated net profit		305	991	10	8	**1'314**
of which minority interests		*10*	*94*	*32*	*29*	***165***
Total shareholder's equity [2]		2'052	14'581	811	1'916	**19'360**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**December 31, 2003**	**36'570**	**376'943**	**85'439**	**108'331**	**607'283**
	December 31, 2002	45'595	427'990	66'201	80'809	620'595
Off balance sheet foreign exchange spot, forward and options transactions	**December 31, 2003**	102'668	601'819	325'579	406'818	**1'436'884**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY POSITION	**December 31, 2003**	**139'238**	**978'762**	**411'018**	**515'149**	**2'044'167**
NET EXPOSURE BY CURRENCY	**December 31, 2003**	**39'934**	**-193'628**	**62'004**	**86'994**	**-4'696**

[1] Currency breakdown excludes impact of off balance sheet transactions.
[2] Based upon functional currency of reporting unit.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Financial leasing - capital goods[1]	**129**	**148**	**-19**
Other assets			
Positive replacement value of derivatives	**52'152**	54'305	-2'153
Accruals and deferrals	**3'877**	3'946	-69
Total investment where investment risk is borne by policy holder	**1'718**	1'787	-69
Other	**823**	1'746	-923
Total other assets	**58'570**	**61'784**	**-3'214**
Other liabilities			
Negative replacement values of derivatives	**55'458**	55'412	46
Compensation account for adjustments to carrying value having no income effect	**1'245**	199	1'046
Liabilities held for life products, where the investment risk is borne by policy holder	**1'718**	1'787	-69
Other	**384**	862	-478
Total other liabilities	**58'805**	**58'260**	**545**

[1] Shown in the consolidated balance sheet under due from customers.

SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

In September 2003, the Bank transferred to Credit Suisse the Swiss platform for securities and treasury transactions as well as private banking retail and corporate clients and trade finance business. As at August 31, 2003, assets and liabilities of CHF 20.2 billion were transferred. Credit Suisse and the Bank are both wholly owned subsidiaries of Credit Suisse Group.

All other transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm's length.

FURTHER DETAILS ON SELECTED BALANCE SHEET ITEMS	31.12.03 CHF m	31.12.02 [1] CHF m	Change CHF m
Subordinated balance sheet items			
Assets subject to subordination clause			
Due from banks	9	7	2
Due from customers	368	-	368
Securities holdings	1'111	1'655	-544
of which trading portfolio	*935*	*1'579*	*-644*
of which financial investments	*176*	*76*	*100*
Total assets subject to subordination clause	**1'488**	**1'662**	**-174**
Liabilities subject to subordination clause			
Due to banks	133	90	43
Due to customers	316	319	-3
Bonds and mortgage-backed bonds	*11'618*	*13'348*	*-1'730*
Total liabilities subject to subordination clause	**12'067**	**13'757**	**-1'690**

[1] Reflects reclassification to conform to the current presentation.

Additional Disclosures

As of December 31, 2003

STAFF NUMBERS	2003	2002 [1]
Americas	9'249	12'160
Europe	6'942	8'398
of which Switzerland	*960*	*1'559*
Asia/Pacific	2'397	3'104
Total	**18'588**	**23'662**

[1] Adjusted

OFF BALANCE SHEET	2003 CHF m	2002 CHF m	Change CHF m
Contingent liabilities			
Credit guarantees in form of bills of exchange and other guarantees	**30'843** [1]	28'841	2'002
Less subparticipations allocated	**-1'952**	-2'350	398
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	**1'901**	2'817	-916
Less subparticipations allocated	**-640**	-437	-203
Irrevocable commitments in respect of documentary credits	**33**	3'028	-2'995
less subparticipations allocated	**-**	-185	185
Other contingent liabilities	**3'283**	1'426	1'857
Total contingent liabilities	**33'468**	**33'140**	**328**
Irrevocable commitments	**81'089**	**89'501** [2]	**-8'412**
Confirmed credits (acceptance credits)	**-**	**32**	**-32**
Fiduciary transactions			
Fiduciary placements with third-party institutions	**456**	1'154	-698
Fiduciary loans and other fiduciary transactions	**33**	7'166	-7'133
Total fiduciary transactions	**489**	**8'320**	**-7'831**

[1] Includes contingent liabilities for any losses incurred as a result of counterparty risk where the Bank has arranged for client assets to be lent to financial sector borrowers. In these instances the Bank is obligated to compensate the lender for any losses incurred as a result of counterparty risk, however the exposure of the Bank is fully covered by collateral paid by the borrower of the assets.

[2] Reflects reclassification to conform to the current presentation.

	Gross positive replacement value				Credit equivalent[3]			
	Remaining life			31.12.03	Remaining life			31.12.03
OPEN OTC DERIVATIVE CONTRACTS	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	**Total CHF bn**	< 1 year CHF bn	1-5 years CHF bn	> 5 years CHF bn	**Total CHF bn**
Maturity								
Total interest rate instruments	9.9	63.9	85.1	**158.9**	9.9	65.2	88.1	**163.2**
Total foreign exchange	25.7	12.2	5.8	**43.7**	28.3	15.5	7.4	**51.2**
Total precious metals	0.3	0.6	0.2	**1.1**	0.3	0.6	0.2	**1.1**
Total equities/indices	3.2	6.9	1.4	**11.5**	3.8	8.0	1.6	**13.4**
Total other	0.3	3.0	0.9	**4.2**	0.5	4.7	1.6	**6.8**
Total	**39.4**	**86.6**	**93.4**	**219.4**	**42.8**	**94.0**	**98.9**	**235.7**

OPEN OTC DERIVATIVE CONTRACTS	Contract volume 31.12.03 CHF bn	%	Positive Replacement value[2] 31.12.03 CHF bn	%	Credit equivalent[3] 31.12.03 CHF bn	%
Internal bank rating[1]						
AAA	**3'204.6**	30	**15.3**	31	**21.0**	32
AA	**3'353.5**	31	**14.1**	29	**19.0**	29
A	**2'901.7**	27	**11.9**	24	**14.0**	22
BBB	**653.2**	6	**4.5**	9	**7.3**	11
BB or lower	**592.0**	6	**3.2**	7	**4.1**	6
Total	**10'705.0**	**100**	**49.0**	**100**	**65.4**	**100**

[1] Using Standard & Poor's rating structure, and taking collateral into consideration, where applicable.

[2] In addition to the legally enforceable netting agreements to reduce counterparty risk, the Bank holds pledged assets amounting to CHF 11.2 billion for 2003 (2002: CHF 10.8 billion).

[3] Potential exposures: Positive replacement values plus add-on's.

OPEN DERIVATIVE CONTRACTS		TRADING Contract volume[1] 31.12.03 Total CHF bn	TRADING Gross replacement values 31.12.03 Positive RV CHF bn	TRADING Gross replacement values 31.12.03 Negative RV CHF bn	HEDGING Contract volume[1] 31.12.03 Total CHF bn	HEDGING Gross replacement values 31.12.03 Positive RV CHF bn	HEDGING Gross replacement values 31.12.03 Negative RV CHF bn
OTC	FRAs and other forward contracts	598.5	0.4	0.8	0.6	-	-
	Swaps	7'364.6	139.3	136.1	42.1	2.3	0.3
	Options bought	987.3	16.9	-	-	-	-
	Options sold	973.3	-	18.2	-	-	-
Traded	Futures	616.6	-	-	0.3	-	-
	Options	736.4	-	-	-	-	-
Total interest rate instruments		**11'276.7**	**156.6**	**155.1**	**43.0**	**2.3**	**0.3**
OTC	Forward contracts[2]	656.3	14.7	16.2	0.3	-	-
	Swaps[3]	465.1	24.4	22.8	0.8	0.1	-
	Options bought	158.7	4.5	-	-	-	-
	Options sold	137.9	-	4.9	-	-	-
Traded	Futures	11.5	-	-	-	-	-
	Options	1.5	-	-	-	-	-
Total foreign exchange contracts		**1'431.0**	**43.6**	**43.9**	**1.1**	**0.1**	**-**
OTC	Forward contracts[2]	8.0	0.9	1.0	-	-	-
	Swaps	2.1	0.2	0.1	-	-	-
	Options bought	0.1	-	-	-	-	-
	Options sold	0.1	-	2.3	-	-	-
Traded	Futures	-	-	-	-	-	-
	Options	-	-	-	-	-	-
Total precious metal contracts		**10.3**	**1.1**	**3.4**	**-**	**-**	**-**
OTC	Forward contracts	33.7	1.4	2.4	-	-	-
	Swaps	32.8	1.5	1.4	-	-	-
	Options bought	79.8	8.6	-	-	-	-
	Options sold	104.7	-	10.4	-	-	-
Traded	Futures	30.8	-	0.1	-	-	-
	Options	126.9	3.2	3.0	-	-	-
Total equity/index contracts		**408.7**	**14.7**	**17.3**	**-**	**-**	**-**
OTC	Forward contracts	-	-	-	-	-	-
	Swaps	272.7	4.1	5.9	0.5	-	-
	Options bought	1.1	0.1	-	-	-	-
	Option sold	0.1	-	-	-	-	-
Traded	Futures	0.1	-	-	-	-	-
	Options	-	-	-	-	-	-
Total other contracts		**274.0**	**4.2**	**5.9**	**0.5**	**-**	**-**
TOTAL		**13'400.7**	**220.2**	**225.6**	**44.6**	**2.4**	**0.3**
of which OTC contract volume		***11'876.9***			***44.3***		

	Contract volume[1] Total 31.12.03 CHF bn	Contract volume[1] Total 31.12.02 CHF bn	Gross replacement values (RV) Positive RV 31.12.03 CHF bn	Gross replacement values (RV) Negative RV 31.12.03 CHF bn	Gross replacement values (RV) Positive RV 31.12.02 CHF bn	Gross replacement values (RV) Negative RV 31.12.02 CHF bn
Total before netting [4]	**13'445.3**	12'589.2	**222.6**	**225.9**	237.3 [5]	238.4 [5]
Total after netting [4]			**52.2** [6]	**55.5** [6]	54.3 [5,6]	55.4 [5,6]

[1] Gross volume of purchases and sales (proprietary and customer transactions).
[2] Including outstanding spot transactions.
[3] Cross-currency interest rate swaps.
[4] Total derivatives used for trading and hedging.
[5] Reflects reclassification to conform to the current presentation.
[6] In addition to the legally enforceable netting agreements to reduce counterparty risk, the Bank holds pledged assets amounting to CHF 11.2 billion for 2003 (2002: CHF 10.8 billion).

REPORT OF THE GROUP AUDITORS TO THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As group auditors of Credit Suisse First Boston, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows and notes) for the year ended 31 December 2003.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with Swiss accounting rules for banks and comply with the requirements of Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson	Stephen Bryans
Chartered Accountant	*Chartered Accountant*

Auditors in charge

Zurich, March 25, 2004

Page intentionally left blank

The parent bank Credit Suisse First Boston ('the parent company') recorded a net profit of CHF 1'039 million for the year ended December 31, 2003, compared to a net loss of CHF 725 million for the year ended December 31, 2002. The return to profitability reflects improved operating margins resulting mainly from continued cost reductions and lower credit-related allowances and other charges.

On September 1, 2003, the parent company transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services. CSFB's Swiss investment banking and institutional coverage businesses remain unaffected by the changes.

During 2003 the parent company applied mandatory changes in Swiss GAAP, most significantly for the accounting for derivatives. The Swiss GAAP changes resulted in the discontinuation of hedge accounting treatment for certain credit default and interest rate swaps. As a result, changes in the fair value of these swaps are reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes reduced 2003 net profit by CHF 244 million, comprising post-tax losses of CHF 246 million relating to 2003 and post-tax gains of CHF 2 million (CHF 53 million pre-tax) in respect of prior periods.

Operating income decreased compared to 2002, down CHF 375 million (12%) to CHF 2'737 million, principally due to the transfer of trading activities in Switzerland to Credit Suisse Financial Services and the impact of Swiss GAAP changes.

Operating expenses decreased CHF 317 million (20%) compared to 2002, of which CHF 100 million related to personnel expenses and CHF 217 million to other operating expenses. These decreases were a result of the transfer of Swiss trading activities and continued attention to headcount, compensation and discretionary other operating expenses.

Valuation adjustments, provisions and losses decreased by CHF 2'106 million (97%) compared to 2002 due to a significantly more favorable credit environment in 2003, with substantially lower provisions on loans.

The parent company's total assets decreased 2% to CHF 217.4 billion at December 31, 2003, compared to CHF 222.4 billion at December 31, 2002. The decrease was principally due to the transfer of Swiss trading activities to Credit Suisse Financial Services, partly offset by increased intercompany lending to the operating subsidiaries of the group.

At the Annual General Meeting on March 25, 2004, the registered shareholder will be asked to approve the Board of Directors' proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.

INCOME AND EXPENDITURE FROM ORDINARY BANKING BUSINESS	Notes page	2003 CHF m	2002 CHF m	Change CHF m	Change %
Results from interest business					
Interest and discount income		**3'810**	5'238	-1'428	-27
Interest and dividend income from trading portfolio		**608**	494	114	23
Interest and dividend income from financial investments		**148**	179	-31	-17
Interest expense		**-3'428**	-4'494	1'066	-24
Net interest income		**1'138**	**1'417**	**-279**	**-20**
Results from commission and service fee activities					
Commission income from lending activities		**791**	838	-47	-6
Commission from securities and investment transactions		**550**	638	-88	-14
Commission from other services		**37**	42	-5	-12
Commission expense		**-131**	-160	29	-18
Net commission and service fee income		**1'247**	**1'358**	**-111**	**-8**
Net trading income	63	**155**	**227**	**-72**	**-32**
Other ordinary income					
Income from the sale of financial investments		**113**	127	-14	-11
Income from participations		**290**	471	-181	-38
Real estate income		**11**	6	5	83
Sundry ordinary income		**83**	186	-103	-55
Sundry ordinary expenses		**-300**	-680	380	-56
Net other ordinary income		**197**	**110**	**87**	**79**
Net operating income		**2'737**	**3'112**	**-375**	**-12**
Operating expenses					
Personnel expenses		**-775**	-875	100	-11
Other operating expenses		**-492**	-709	217	-31
Total operating expenses		**-1'267**	**-1'584**	**317**	**-20**
Gross operating profit		**1'470**	**1'528**	**-58**	**-4**
NET PROFIT/LOSS					
Gross operating profit		**1'470**	1'528	-58	-4
Depreciation and write-downs on non-current assets		**-214**	-308	94	-31
Valuation adjustments, provisions and losses	63, 65	**-72**	-2'178	2'106	-97
Profit/loss before extraordinary items and taxes		**1'184**	**-958**	**2'142**	**n/a**
Extraordinary income	63	**143**	17	126	741
Extraordinary expenses	63	**-40**	-	-40	-
Cumulative effect of change in accounting principle		**53**	-	53	-
Taxes		**-301**	216	-517	n/a
Net profit/loss		**1'039**	**-725**	**1'764**	**n/a**

ASSETS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m	Change %
Cash	**458**	441	17	4
Money market papers	**7'744**	13'197	-5'453	-41
Due from banks	**132'213**	107'428	24'785	23
of which securities borrowing and reverse repurchase agreements	***16'023***	*17'420*	*-1'397*	*-8*
Due from customers	**30'837**	45'937	-15'100	-33
of which securities borrowing and reverse repurchase agreements	***10'925***	*14'084*	*-3'159*	*-22*
Mortgages	**695**	1'284	-589	-46
Securities and precious metals trading portfolio	**7'280**	15'062	-7'782	-52
Financial investments	**2'831**	3'466	-635	-18
Participations	**16'202**	16'889	-687	-4
Fixed and intangible assets	**3'191**	3'390	-199	-6
Accrued income and prepaid expenses	**1'039**	1'727	-688	-40
Other assets	**14'934**	13'568	1'366	10
TOTAL ASSETS	**217'424**	**222'389**	**-4'965**	**-2**
Total subordinated claims	***398***	*1'114*	*-716*	*-64*
Total due from consolidated participations and qualified shareholders	***28'583***	*113'977*	*-85'394*	*-75*

LIABILITIES	Notes page	31.12.03 CHF m	31.12.02 CHF m	Change CHF m	Change in %
Liabilities in respect of money market papers		**31'745**	25'264	6'481	26
Due to banks		**88'258**	105'990	-17'732	-17
of which securities lending and repurchase agreements		***13'897***	*21'470*	*-7'573*	*-35*
Due to customers, savings and investment deposits		**2'604**	1'552	1'052	68
Due to customers, other deposits		**32'988**	31'998	990	3
of which securities lending and repurchase agreements		***1'218***	*154*	*1'064*	*691*
Bonds and mortgage-backed bonds	63	**22'062**	21'325	737	3
Accrued expenses and deferred income		**2'243**	2'603	-360	-14
Other liabilities		**15'609**	12'586	3'023	24
Valuation adjustments and provisions	65	**214**	399	-185	-46
Total liabilities		**195'723**	**201'717**	**-5'994**	**-3**
Share capital	65	**4'400**	4'400	-	-
General legal reserves		**13'443**	13'443	-	-
Other reserves		**103**	103	-	-
Retained earnings carried forward		**2'716**	3'451	-735	-21
Net profit/loss		**1'039**	-725	1'764	n/a
Total shareholder's equity	66	**21'701**	**20'672**	**1'029**	**5**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**217'424**	**222'389**	**-4'965**	**-2**
Total subordinated liabilities		***9'293***	*10'262*	*-969*	*-9*
Total liabilities due to consolidated participations and qualified shareholders		***10'792***	*19'882*	*-9'090*	*-46*

OFF BALANCE SHEET BUSINESS	Notes page	**31.12.03 CHF m**	31.12.02 CHF m	Change CHF m	Change %
Contingent liabilities		**40'979**	40'642	337	1
Irrevocable commitments		**62'111**	75'857	-13'746	-18
Confirmed credits		**-**	32	-32	-100
Derivative financial instruments					
- gross positive replacement value		**25'258**	24'572 [1]	686	3
- gross negative replacement value		**25'932**	23'592 [1]	2'340	10
- contract volume		**1'715'566**	1'904'924	-189'358	-10
Fiduciary transactions	67	**489**	1'191	-702	-59

[1] Reflects reclassification to conform to the current presentation.

PROPOSED APPROPRIATION OF RETAINED EARNINGS PARENT COMPANY

at the disposal of the March 25, 2004, Annual General Meeting

RETAINED EARNINGS	**31.12.03 CHF**	31.12.02 CHF	Change CHF
Net annual profit/loss	**1'039'294'390**	-725'102'222	1'764'396'612
Retained earnings carried forward	**2'715'608'099**	3'450'710'321	-735'102'222
Retained earnings at the year-end	**3'754'902'489**	**2'725'608'099**	**1'029'294'390**
Proposal:			
Dividend	**10'000'000**	10'000'000	-
Allocations to general legal reserves [1]	-	-	-
Balance to be carried forward	**3'744'902'489**	2'715'608'099	1'029'294'390
Total	**3'754'902'489**	**2'725'608'099**	**1'029'294'390**

[1] As the general legal reserve exceeds 50% of share capital, no allocation to the general legal reserves is required for 2003. This was also the case for 2002.

Zurich, March 25, 2004

For the Board of Directors

Chairman: Walter B Kielholz

For the Bank

John J Mack

Chief Executive Officer

Barbara A Yastine

Chief Financial Officer

The parent company's financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Federal Banking Commission guidelines.

In general, the parent company's financial statements are based on the same accounting and valuation principles used for the consolidated financial statements. However, unlike the consolidated financial statements, which give a 'true and fair view' of the financial position and the results of operations, the parent company's financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. In addition, undisclosed reserves arise from recording excessive provisions and loan loss reserves, or provisions and loan reserves which are no longer necessary but which are not written back to income. Further the portfolio valuation method is applied to the participation position and related intangible assets. Deferred tax assets for net operating loss carry forwards are not recognized.

Notes on risk management

For information on the parent company's policy with regard to risk management and the use of financial derivatives, see notes to the Bank's consolidated financial statements.

ANALYSIS OF INCOME	2003 CHF m	2002 CHF m	Change CHF m
NET TRADING INCOME			
Income from trading in interest related instruments	**105**	146	-41
Income from trading in equity related instruments	**96**	83	13
Income from foreign exchange and banknote trading	**496**	47	449
Income from precious metals trading	**14**	16	-2
Other loss from trading	**-556**	-65	-491
Total net trading income	**155**	**227**	**-72**

ANALYSIS OF EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES			
Provisions and valuation adjustments for default risks	**72**	2'162	-2'090
Provisions and valuation adjustments for other business risks	**-2**	12	-14
Other losses	**2**	4	-2
of which credit related	**-**	*2*	*-2*
Total valuation adjustments, provisions and losses	**72**	**2'178**	**-2'106**

ANALYSIS OF EXTRAORDINARY INCOME AND EXPENSES	2003 CHF m	2002 CHF m	Change CHF m
EXTRAORDINARY INCOME			
Gains realized from the disposal of participations	**140**	17	123
Gains realized from the sale of fixed assets	**1**	-	1
Other extraordinary income	**2**	-	2
Total extraordinary income	**143**	**17**	**126**
EXTRAORDINARY EXPENSES			
Losses realized from the disposal of participations	**40**	-	40
Total extraordinary expenses	**40**	**-**	**40**

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB PARENT COMPANY		Weighted average coupon	Maturities	Book value 31.12.03 CHF m
Book values				
	Senior bonds	4.3%	2004 - 2032	**13'086**
	Subordinated bonds	3.1%	2004 - 2032	**8'976**
				22'062

BONDS AND MORTGAGE-BACKED BONDS ISSUED BY CSFB PARENT COMPANY	Within 1 year CHFm	> 1 - to 2 years CHFm	> 2 - to 3 years CHFm	> 3 - to 4 years CHFm	> 4 - to 5 years CHFm	> 5 years CHFm	TOTAL CHFm
Maturity	1'732	1'330	1'638	2'877	2'848	11'637	**22'062**

DETAILS OF CSG SHARES HELD BY THE PARENT COMPANY [1]	Registered shares (nom. value CHF 1)	
	Quantity in thousands	Book value CHF m
Securities trading portfolio		
Portfolio at December 31, 2003	**30**	1
Portfolio at December 31, 2002	**3'689**	111

[1] In 2002 net current positions in CSG shares were subject to delivery commitments under derivatives contracts. When these commitments were taken into account, the parent company's net proprietary holdings of CSG shares are insignificant. On 1 September 2003 the trading business has been transferred to Credit Suisse Financial Services.

PLEDGED AND ASSIGNED ASSETS AND ASSETS UNDER RESERVATION OF OWNERSHIP [2]	**31.12.03 CHF m**	31.12.02 [1] CHF m	Change CHF m
Assets pledged and assigned as collateral	**19'780**	14'673	5'107
Actual commitments secured	**19'774**	8'480	11'294

[1] Reflects reclassifications to conform to the current presentation.
[2] None of the Bank's assets were under reservation of ownership either in 2003 or in the previous year.

SECURITIES BORROWING, SECURITIES LENDING, REPURCHASE AND REVERSE REPURCHASE AGREEMENTS	**31.12.03 CHF m**
Due from banks	16'023
Due from customers	10'925
Cash collateral due from securities borrowed and reverse repurchase agreements	**26'948**
Due to banks	13'897
Due to customers	1'218
Cash collateral due to securities lent and repurchase agreements	**15'115**
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	452
thereof transfers with the right to re-pledge or re-sale	452
Fair value of securities received under securites lending and borrowing and reverse repurchase agreements with the right to re-sell or repledge	74'149
thereof re-sold or re-pledged	73'388

LIABILITIES IN RESPECT OF OWN PENSION FUNDS

On the balance sheet date, total liabilities in respect of the parent company's own pension funds amounted to CHF 500 million (as of December 31, 2002: CHF 681 million).

VALUATION ADJUSTMENTS AND PROVISIONS	Total 31.12.02 CHF m	Specific write-downs and usage CHF m	Reclassifi-cations [1] CHF m	Change consolidated companies CHF m	Recoveries, endangered interest, currency differences CHF m	Charges to income statement [2] CHF m	Releases to income statement [2] CHF m	**Total 31.12.03 CHF m**
Provision for deferred taxes	- [3]	-	-	-	-	14	-	**14**
Valuation adjustments and provisions for default risks	3'488	-2'199	-109	-5	-62	555	-483	**1'185**
Valuation adjustments and provisions for other business risks	9	8	-	-4	-	-	-	**13**
Other provisions	121	-58	-	-	-1	38	-8	**92**
Subtotal	3'618	-2'249	-109	-9	-63	593	-491	**1'290**
Total valuation adjustments and provisions	**3'618**	**-2'249**	**-109**	**-9**	**-63**	**607**	**-491**	**1'304**
Less direct charge-offs against specific assets	-3'322							**-1'090**
Total valuation adjustments and provisions shown in balance sheet	**296**							**214**

[1] CHF -109 million transferred to loans held for sale.
[2] CHF -32 million deviation to income statement due to pension costs not included in provisions, CHF 2 million deviation due to losses not included in provisions table.
[3] CHF -103 million excluded from opening balance due to Swiss GAAP change.

COMPOSITION OF SHARE CAPITAL	2003			2002		
	Quantity	**Total nominal value CHF**	**Capital ranking for dividends CHF**	Quantity	Total nominal value CHF	Capital ranking for dividends CHF
Paid-up capital						
Bearer shares at CHF 100						
Capital on January 1	**15'316'000**	**1'531'600'000**		15'316'000	1'531'600'000	
Capital on December 31	**15'316'000**	**1'531'600'000**	**1'531'600'000**	**15'316'000**	**1'531'600'000**	**1'531'600'000**
Registered shares at CHF 100						
Capital on January 1	**28'680'652**	**2'868'065'200**		28'680'652	2'868'065'200	
Capital on December 31	**28'680'652**	**2'868'065'200**	**2'868'065'200**	**28'680'652**	**2'868'065'200**	**2'868'065'200**
TOTAL SHARE CAPITAL		**4'399'665'200**	**4'399'665'200**		**4'399'665'200**	**4'399'665'200**

AUTHORIZED AND CONDITIONAL CAPITAL	2003		2002		2001	
	Quantity	**Total nominal value CHF**	Quantity	Total nominal value CHF	Quantity	Total nominal value CHF
Authorized share capital						
Registered shares at CHF 100						
Authorized share capital on January 1	-	-	-	-	1'704'424	170'442'400
Cancellation of approved share capital on March 7	-	-	-	-	-1'704'424	-170'442'400
Authorized share capital on December 31	-	-	-	-	-	-
Conditional share capital on December 31	-	-	-	-	-	-

MAJOR SHAREHOLDERS AND GROUPS OF SHAREHOLDERS	31.12.03			31.12.02		
	Quantity	**Total nominal value CHF**	**Share %**	Quantity	Total nominal value CHF	Share %
Bearer shares at CHF 100 with voting rights						
Credit Suisse Group	**15'316'000**	**1'531'600'000**	**100**	**15'316'000**	**1'531'600'000**	**100**
Registered shares at CHF 100 with voting rights						
Credit Suisse Group	***28'680'652***	***2'868'065'200***	***100***	***28'680'652***	***2'868'065'200***	***100***

SHAREHOLDER'S EQUITY	2003 CHF m	2002 CHF m	Change CHF m
Beginning shareholder's equity			
Share capital	**4'400**	4'400	-
Capital reserves	**13'443**	13'443	-
Other reserves	**103**	103	-
Retained earnings	**2'726**	3'461	-735
of which carried forward from previous year	***3'451***	*3'135*	316
of which net loss/profit	***-725***	*326*	-1'051
Shareholder's equity as of January 1	**20'672**	**21'407**	**-735**
Capital increase	-	-	-
Dividends paid	**-10**	-10	-
Net profit/loss	**1'039**	-725	1'764
Shareholder's equity as of December 31	**21'701**	**20'672**	**1'029**
Share capital	**4'400**	4'400	-
Capital reserves	**13'443**	13'443	-
Other reserves	**103**	103	-
Retained earnings	**3'755**	2'726	1'029
of which carried forward from previous year	***2'716***	*3'451*	-735
of which net profit/loss	***1'039***	*-725*	*1'764*

CLAIMS ON AND LIABILITIES TO AFFILIATED COMPANIES, AND LOANS TO MEMBERS OF THE PARENT COMPANY'S GOVERNING BODIES	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Claims on affiliated companies	21'613	19'266 [1]	2'347
Liabilities to affiliated companies	30'102 [2]	30'689 [1]	-587
Loans to members of the parent company's governing bodies	-	-	-

SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

In September 2003, the parent company transferred to Credit Suisse the Swiss platform for securities and treasury transactions as well as private banking retail and corporate clients and trade finance business. As at August 31, 2003, assets and liabilities of CHF 20.2bn were transferred. Credit Suisse and Credit Suisse First Boston are both wholly owned subsidiaries of Credit Suisse Group.

All other transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm's length.

FURTHER DETAILS ON FIXED ASSETS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Fire insurance value of tangible fixed assets			
Real estate	2'196	2'037	159
Other fixed assets	39	48	-9

BREAKDOWN OF FIDUCIARY TRANSACTIONS	31.12.03 CHF m	31.12.02 CHF m	Change CHF m
Fiduciary placements with third-party institutions	456	1'154	-698
Fiduciary loans and other fiduciary transactions	33	37	-4
Total fiduciary transactions	**489**	**1'191**	**-702**

[1] Reflects reclassifications to conform to the current presentation.

[2] Commitments and Contingencies for Group Companies:
Contingent liabilities to other Group entities include guarantees for obligations, performance related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off balance sheet section of the financial statement.
In some instances the parent company's exposure is not defined as an amount but relates to specific circumstances as the solvability of subsidiaries or the performance of a service.
Further as shareholder of Credit Suisse First Boston International, an unlimited company incorporated in England and Wales, the parent company has a joint, several and unlimited obligation to meet any insufficiency in the assets in the event of liquidation.

Additional Disclosures

Staff numbers As of December 31	2003	2002 [1]
Switzerland	928	1'509
Abroad	596	633
Total staff	**1'524**	**2'142**

Offices As of December 31	2003	2002
Switzerland	9	9
Abroad	23	23
Total offices	**32**	**32**

[1] Adjusted

REPORT OF THE STATUTORY AUDITORS TO THE ANNUAL GENERAL MEETING OF CREDIT SUISSE FIRST BOSTON, ZURICH

As statutory auditors of Credit Suisse First Boston, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) for the year ended 31 December 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R Nelson
Chartered Accountant

Stephen Bryans
Chartered Accountant

Auditors in charge

Zurich, February 10, 2004

Published by
Credit Suisse First Boston
FFCC
P.O. Box 900
8070 Zurich, Switzerland
Tel: (+411) 332 3133
Fax: (+411) 332 8375
http://www.csfb.com

Credit Suisse First Boston serves global institutional, corporate, government and high-net-worth clients in its role as a financial intermediary. Credit Suisse First Boston's businesses include securities underwriting, sales and trading, financial advisory services, lending, investment research, private equity investments, brokerage services and asset management products and services. For the periods under discussion, Credit Suisse First Boston is comprised of the operations of the Institutional Securities segment and the CSFB Financial Services segment. For information relating to services provided by Credit Suisse First Boston and a reorganization of operations effective January 1, 2004, please refer to "Information on the Company – Credit Suisse First Boston."

Credit Suisse First Boston business unit income statement [1]

in CHF m	2003	2002
Operating income	**14,557**	18,033
Personnel expenses	**7,534**	9,496
Other operating expenses	**3,434**	4,625
Operating expenses	**10,968**	14,121
Gross operating profit	**3,589**	3,912
Depreciation of non-current assets	**551**	751
Valuation adjustments, provisions and losses	**398**	2,618
Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**2,640**	543
Extraordinary income/(expenses), net	**168**	408
Taxes [2]	**(620)**	40
Net operating profit/(loss) before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	**2,188**	991
Acquisition interest	**(267)**	(504)
Amortization of retention payments	**(213)**	(644)
Amortization of acquired intangible assets and goodwill	**(1,090)**	(1,303)
Exceptional items	**0**	(1,389)
Cumulative effect of change in accounting principle [3]	**318**	254
Tax impact	**238**	759
Net profit/(loss)	**1,174**	(1,836)

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group's segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to "Reconciliation of operating results to Swiss GAAP". [2] Excluding tax impact on acquisition-related costs, exceptional items and cumulative effect of change in accounting principle.
[3] In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Reconciliation to net operating profit

in CHF m	**2003**	2002
Net profit/(loss)	**1,174**	(1,836)
Amortization of acquired intangible assets and goodwill, net of tax	**888**	1,066
Exceptional items, net of tax	**0**	1,269
Cumulative effect of change in accounting principle, net of tax	**(186)**	(254)
Net operating profit	**1,876**	245

The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, as well as exceptional items and cumulative effect of changes in accounting principles, net of tax, not allocated to the segments, are included in the business unit results. The results of Credit Suisse First Boston and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to "Reconciliation of operating results to Swiss GAAP". Although the amounts for Credit Suisse First Boston and its segments are presented in Swiss francs, the US dollar is Credit Suisse First Boston's functional currency. The depreciation in 2003 of the US dollar against the Swiss franc had a negative effect on Credit Suisse First Boston's 2003 results when translated into Swiss francs.

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services. In 2003, it also transferred its Private Client Services UK business from CSFB Financial Services to Private Banking. The results for all periods presented have been restated to reflect these transfers.

In 2003, Credit Suisse First Boston reported a net profit of CHF 1,174 million compared with a net loss of CHF 1,836 million in 2002, despite a 19.3% decline in operating income. Credit Suisse First Boston reported a net operating profit – which excludes the amortization of acquired intangible assets and goodwill and the cumulative effect of changes in accounting principles, and, for 2002, exceptional items, net of tax – of CHF 1,876 million compared with a net operating profit of CHF 245 million in 2002. The increase in net profit and net operating profit resulted from improved operating margins, significant cost reductions and a decline in valuation adjustments, provisions and losses, despite reduced volumes and activity in several core markets. Credit Suisse First Boston measures performance based on operating return on average allocated capital and operating pre-tax margin. Operating return on average allocated capital and operating pre-tax margin are based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and the cumulative effect of changes in accounting principles, net of tax, discussed in "Reconciliation of operating results to Swiss GAAP". In 2003, operating return on average allocated capital was 15.9%, an increase of 14.2 percentage points from the prior year. In 2003, operating pre-tax margin was 16.0%, an increase of 17.1 percentage points from the prior year. In 2003, return on average allocated capital and pre-tax margin including certain acquisition-related costs, exceptional items and the cumulative effect of a change in accounting principles, net of tax, were 10.6%, an increase of 22.9 percentage points, and 12.0%, and an increase of 27.3 percentage points from the prior year, respectively.

During 2003, Credit Suisse First Boston applied mandatory changes in Swiss GAAP – most significantly for the accounting for derivatives. The Swiss GAAP changes resulted in the discontinuation of hedge accounting treatment for certain credit default and interest rate swaps. As a result, changes in the fair value of these swaps were reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes for 2003 impacted results as follows: net profit was reduced by CHF 85 million, net operating profit was reduced by CHF 271 million and operating income was reduced by CHF 199 million; valuation adjustments, provisions and losses increased by CHF 197 million; and

Credit Suisse First Boston business unit key information [1]

	2003	2002
Cost/income ratio [2]	**80.6%**	88.9%
Cost/income ratio – operating [3]	**79.1%**	82.5%
Return on average allocated capital [2]	**10.6%**	(12.3%)
Return on average allocated capital – operating [3]	**15.9%**	1.7%
Average allocated capital in CHF m	**11,829**	14,299
Pre-tax margin [2]	**12.0%**	(15.3%)
Pre-tax margin – operating [3]	**16.0%**	(1.1%)
Personnel expenses/operating income [2]	**58.5%**	64.2%
Personnel expenses/operating income – operating [3]	**51.8%**	52.7%

	31.12.03	31.12.02
Number of employees (full-time equivalents)	**18,341**	22,801

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
[2] Based on the business unit results on a Swiss GAAP basis. [3] Based on the operating basis business unit results, which exclude certain acquisition-related costs, *exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflect certain other reclassifications discussed in the* "Reconciliation of operating results to Swiss GAAP".

taxes were reduced by CHF 7 million. These changes in accounting principles also resulted in a cumulative positive effect related to prior periods of CHF 318 million, or CHF 186 million net of tax.

On May 1, 2003, Credit Suisse First Boston sold its clearing and execution platform, Pershing, to The Bank of New York Company, Inc. For 2003, Pershing's net result of CHF 20 million was reported as operating income in the CSFB Financial Services segment. Pershing's 2002 operating income and operating expense were CHF 1,332 million and CHF 1,031 million, respectively.

Operating income decreased CHF 3,476 million, or 19.3%, in 2003 compared with 2002. This decrease was primarily due to a CHF 1,930 million, or 12.9%, decline in the Institutional Securities segment in which all divisions declined except Other. The results of the business unit, which manages its operations in US dollars, were negatively impacted by weak market conditions, lower levels of mergers and acquisitions and equity new issuances and foreign exchange movements between the US dollar and the Swiss franc. A decline of CHF 1,546 million, or 49.8%, in the CSFB Financial Services segment was primarily the result of the sale of Pershing and weaker Credit Suisse Asset Management and Private Client Services operating income.

While the operating income in all regions declined, the decreases were most significant in the Americas. The portion of 2003 operating income derived from the Americas was 56%, 4% less than in 2002, as a result of difficult equity markets, including reduced equity new issuances and reduced merger and acquisition activity in the United States. In the Americas, operating income of the Fixed Income division, the Equity division and the Investment Banking division decreased 19%, 22% and 22%, respectively. The European operations improved their share of total revenue 3% to 33% primarily within the Fixed Income division, and Asian operations improved their share of total revenue 1% to 11%, primarily within the Equity division.

Distribution of operating income

based on CHF	31.12.03	31.12.02
Americas	**56%**	60%
Europe	**33%**	30%
Asia/Pacific	**11%**	10%
Total	**100%**	100%

Operating expenses decreased CHF 3,153 million, or 22.3%, in 2003 compared with 2002. Personnel expenses decreased CHF 1,962 million, or 20.7%, to CHF 7,534 million, primarily as a result of the sale of Pershing, decreased headcount, the change in vesting for future share awards described below and the impact of the devalued US dollar. Excluding Pershing, headcount decreased 2.7%, or 510, as management continued to align the size of the business to market conditions.

In 2003, Credit Suisse First Boston introduced a three-year vesting period for future share awards in line with its long-term service and retention strategy and industry practice. As a result of the change, Credit Suisse First Boston increased the amount of compensation deferred in the form of share awards and replaced performance-based plans and share option awards with share awards. In 2003, Credit Suisse First Boston deferred USD 873 million of compensation in the form of share awards into future periods, compared to USD 869 million awarded in 2002 that was deferred or otherwise not expensed (in the case of share option awards).

Other operating expenses decreased CHF 1,191 million, or 25.8%, to CHF 3,434 million in 2003 compared to 2002, primarily due to reduced discretionary expenses, including professional fees, technology and occupancy costs, and the sale of Pershing.

Depreciation of non-current assets decreased CHF 200 million, or 26.6%, in 2003, compared with 2002 due primarily to reduced capital expenditures and leasehold improvements and the sale of Pershing.

Valuation adjustments, provisions and losses in 2003 decreased CHF 2,220 million, or 84.8%, mainly reflecting a significant improvement in credit conditions, the release of valuation allowances and lower provisions related to impaired and non-impaired loans and the legacy real estate portfolio. Impaired loans at December 31, 2003, decreased CHF 3,623 million, or 66.1%, compared to December 31, 2002. Non-performing loans at December 31, 2003 decreased CHF 2,326 million, or 65.2%, compared with December 31, 2002. The decreases were due in part to higher write-offs in 2003 and to real estate loans held for sale, previously presented on the basis of lower of cost or market net of related credit provisions, and now no longer reported within impaired loans. Real estate loans of CHF 752 million were included in impaired loans as of December 31, 2002.

Extraordinary income, net, decreased to CHF 168 million in 2003 from CHF 408 million in 2002. In 2003, Credit Suisse First Boston reported extraordinary income of CHF 134 million, or CHF 96 million net of tax, from the sale of a 50% interest in a Japanese online broker and CHF 34 million, or CHF 24 million net of tax, from the disposal of other assets. In 2002, the Group released a portion of its reserve for general banking risks and allocated CHF 382 million to Credit Suisse First Boston to offset the after-tax impact of a provision for the risk of loss inherent in the portfolio of non-impaired loans and commitments.

Acquisition interest decreased CHF 237 million, or 47.0%, to CHF 267 million. The decrease was primarily attributable to lower interest rates and a decrease in the amount of interest expense resulting from the acquisition of DLJ, which corresponded with the decline in goodwill following the sale of Pershing. Amortization of retention payments decreased CHF 431 million, or 66.9%, year-on-year to CHF 213 million, due to the substantial completion in June 2003 of the DLJ retention awards. Amortization of acquired intangible assets and goodwill decreased CHF 213 million, or 16.3%, to CHF 1,090 million primarily due to the sale of Pershing in 2003, offset in part by a CHF 270 million pre-tax, or CHF 176 million after-tax, impairment of acquired intangible assets with respect to CSFB Financial Services' high-net-worth asset management business in 2003.

No exceptional items were recorded in 2003. In 2002, exceptional items of CHF 1,389 million (CHF 1,269 million, net of tax) consisted of a pre-tax loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing, a pre-tax charge of CHF 234 million, or CHF 193 million after tax, related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, a pre-tax provision of CHF 702 million, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices and Enron and other related litigation, and a pre-tax charge of CHF 319 million, or CHF 230 million after tax, related to a cost reduction program initiated in the fourth quarter of 2002. Expenses associated with the cost reduction initiative included CHF 257 million of severance-related costs, CHF 33 million of excess facilities costs and CHF 28 million of costs associated with the sale of a 90% participation in Credit Suisse First Boston's non-core South African equity brokerage business in the first half of 2003. Had the 2002 pre-tax exceptional items been recorded through the operating results, approximately CHF 242 million would have been

Institutional Securities income statement [1]

in CHF m	2003	2002
Fixed Income	**6,183**	6,525
Equity	**3,516**	4,379
Investment Banking	**3,346**	4,899
Other	**(48)**	(876)
Operating income	**12,997**	14,927
Personnel expenses	**6,715**	7,987
Other operating expenses	**2,999**	3,690
Operating expenses	**9,714**	11,677
Gross operating profit	**3,283**	3,250
Depreciation of non-current assets	**514**	609
Valuation adjustments, provisions and losses	**363**	2,595
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**2,406**	46
Extraordinary income/(expenses), net	**34**	408
Taxes	**(523)**	182
Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	**1,917**	636

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

reflected as personnel expenses, approximately CHF 984 million as valuation adjustments, provisions and losses and approximately CHF 163 million as extraordinary expenses.

A cumulative effect of changes in accounting principles of CHF 254 million was reported in 2002 with respect to previous periods, relating to the recognition of deferred tax assets on net operating losses. The change led to the recognition of tax benefits of CHF 868 million during 2002. In 2003, changes in accounting principles related to mandatory changes in Swiss GAAP and resulted in a cumulative positive effect related to prior periods of CHF 318 million.

Credit Suisse First Boston's 2003 effective tax rate on operating results was 25.0%, which was lower than the 2002 effective tax rate of 30.0%, due to the positive effect of the geographic mix of taxable profits.

Institutional Securities

The Institutional Securities segment of Credit Suisse First Boston provides securities underwriting, financial advisory, lending and capital raising services and sales and trading for users and suppliers of capital globally and is operated and managed through three divisions:

- Fixed Income, which underwrites, trades and distributes fixed income financial instruments and offers derivatives and risk management products;
- Equity, which underwrites, trades and distributes equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and
- Investment Banking, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments and acts as an investment advisor for private equity funds.

Operating income for the Institutional Securities segment consists primarily of realized and unrealized net trading gains, net interest income from trading and lending

Institutional securities balance sheet information [1]

in CHF m	31.12.03	31.12.02
Total assets	**588,783**	573,628
Total assets in USD m	**476,477**	412,623
Due from banks	**194,817**	193,944
of which securities lending and reverse repurchase agreements	**143,196**	152,221
Due from customers	**113,823**	114,191
of which securities lending and reverse repurchase agreements	**62,252**	56,851
Mortgages	**12,234**	14,825
Securities and precious metals trading portfolios	**186,130**	157,320
Due to banks	**292,550**	281,510
of which securities borrowing and repurchase agreements	**104,855**	112,733
Due to customers, other	**111,844**	109,980
of which securities borrowing and repurchase agreements	**71,843**	66,864

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

activities, fee-based earnings from capital market activities, commissions on customer transactions and gains and losses on private equity investments. The results of certain non-continuing legacy activities are recorded within Other.

For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking and Equity divisions, and debt capital market underwriting fees are shared between the Investment Banking and Fixed Income divisions. Corporate derivatives income is shared among the Investment Banking, Fixed Income and Equity divisions based upon client relationships. Income from corporate lending is shared among the Investment Banking, Fixed Income and Equity divisions. Beginning in 2003, certain fund-linked product revenues are shared between the Fixed Income division of the Institutional Securities segment and the Credit Suisse Asset Management business of the CSFB Financial Services segment, and a portion of the Fixed Income division's fund-linked product revenue is attributed to the Equity division.

In 2003, certain legacy private equity investments, including investments in mature third-party leveraged buyout funds reported in the Investment Banking division, were transferred to Other. The operating income of the Investment Banking and Other divisions were reclassified for all periods presented. These assets were managed together with the pre-existing non-continuing portfolios held for disposition and reported in Other.

Institutional Securities reported a segment profit of CHF 1,917 million in 2003, compared with CHF 636 million in 2002, primarily due to lower operating expenses, principally personnel costs and a significant decline in credit provisions. Institutional Securities measures performance based on pre-tax margin. For 2003, pre-tax margin was 18.8%, an increase of 15.8 percentage points from 2002.

In 2003, operating income of Institutional Securities was CHF 12,997 million, a decrease of 12.9% from CHF 14,927 million in 2002. The decline was due primarily to weaker Equity and Investment Banking results, reflecting difficult market conditions, particularly during the early part of the year, continued low merger and acquisition volume, a CHF 981 million gain on the sale of a private equity investment in 2002, and the impact of a lower US dollar versus Swiss franc exchange rate on results managed in US dollars, partially offset by improved results in the legacy portfolio.

Operating income from Fixed Income decreased CHF 342 million, or 5.2%, in 2003, compared with 2002. The decrease was principally due to an unfavorable exchange rate impact offsetting a year-to-year increase in operating income based on US dollars as 2003 benefited from a low interest rate environment, which fueled demand for high yield and structured products. Additionally, in 2002, the division had particularly strong results in Brazil and a writedown of notes issued by National Century Financial Enterprises, Inc.

Institutional securities key information [1]

based on CHF amounts	2003	2002
Cost/income ratio [2]	**78.7%**	82.3%
Average allocated capital in CHF m	**11,410**	13,706
Pre-tax margin [2]	**18.8%**	3.0%
Personnel expenses/operating income [2]	**51.7%**	53.5%
	31.12.03	31.12.02
Number of employees (full-time equivalents)	**15,739**	16,018

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. [2] Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

Active private equity investments

	2003	2002
Net gains (realized and unrealized gains/losses) in CHF m	**173**	4
Management and performance fees in CHF m	**228**	333
	31.12.03	31.12.02
Book value in CHF bn	**1.2**	1.3
Fair value in CHF bn	**1.3**	1.4

Operating income from Equity decreased CHF 863 million, or 19.7%, in 2003 compared with 2002. The decline was principally due to a decrease in the cash business, particularly in the United States, which was adversely impacted by declines in volume, general margin compression and a decrease in equity new issuance activity during the early part of 2003, partially offset by improvements in the convertibles business. The division, which manages its results in US dollars, was also negatively affected by foreign exchange movements. Operating income from Investment Banking decreased CHF 1,553 million, or 31.7%, in 2003 compared with 2002, primarily as a result of a CHF 981 million gain from the sale of the strategic investment in Swiss Re recorded in 2002 and decreased mergers and acquisition and equity new issuance fees in 2003, partially offset by an increase in lending results.

For divisional reporting of operating income, equity capital market underwriting fees were shared between the Investment Banking and Equity divisions and debt capital market underwriting fees were shared between the Investment Banking and Fixed Income divisions. The following table sets forth a breakdown of such fees for 2002 and 2003.

Capital market underwriting fees [1]

in CHF m	2003	2002
Equity capital markets	**897**	1,260
Debt capital markets	**1,160**	1,023

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

Other operating income increased CHF 828 million, from an operating loss of CHF 876 million in 2002 to an operating loss of CHF 48 million in 2003. Other operating income includes the results of investments and transactions that are not associated with any particular division in the Institutional Securities segment, including the legacy portfolio and unallocated interest income. The improvement was primarily due to a positive performance in the legacy portfolio in 2003 versus losses resulting from writedowns in 2002. The net exposure, including unfunded commitments, of the non-continuing legacy portfolio was CHF 2,706 million as of December 31, 2003, a decrease of CHF 1,508 million from December 31, 2002.

Operating expenses decreased CHF 1,963 million, or 16.8%, in 2003, compared with 2002 principally due to the impact of foreign exchange movements. On a US dollar basis, operating expenses decreased 3.9% due mainly to decreased headcount and other cost containment efforts. Personnel expenses decreased CHF 1,272 million, or 15.9%, to CHF 6,715 million, and other operating expenses decreased CHF 691 million, or 18.7%, to CHF 2,999 million.

Depreciation of non-current assets decreased CHF 95 million, or 15.6%, compared with 2002, primarily due to reduced capital expenditures and leasehold improvements and the impact of a lower US dollar/Swiss franc exchange rate.

Valuation adjustments, provisions and losses decreased CHF 2,232 million to CHF 363 million in 2003 primarily reflecting a significantly better credit environment than 2002, the release of credit provisions, and fewer reserves related to impaired and non-impaired loans.

CSFB Financial Services

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under the main brand name Credit Suisse Asset Management, and financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. Its main sources of operating income are asset-based fee income and transaction fees from its investment advisory business.

In 2002, Credit Suisse First Boston recorded a pre-tax loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing. The 2002 operating income and operating expenses of Pershing, which was sold in May 2003, were CHF 1,332 million and CHF 1,031 million, respectively. The 2003 net result of Pershing was CHF 20 million. In November 2003, Credit Suisse First Boston sold its 50% interest in a Japanese online broker. As a result of the acquisitions and divestitures noted above, the results between periods may not be fully comparable.

CSFB Financial Services measures business performance based on assets under management, discretionary assets under management and net new assets. Assets under management fell CHF 28.1 billion, or 5.8%, while discretionary assets under management decreased CHF 1.3 billion, or 0.4%, and a net asset outflow of CHF 15.7 billion resulted during 2003.

Operating income was CHF 1,560 million in 2003, a decrease of 49.8% compared to 2002. Excluding Pershing, 2003 operating income decreased 13.2% compared with 2002 mainly as a result of lower revenues due to reduced sales staff and client balances at Private Client Services and the impact of a lower US dollar/Swiss franc exchange rate at Credit Suisse Asset Management. Net commission and service fee income decreased CHF 1,257 million, or 48.8%, and net interest income decreased CHF 263 million, or 83.0%, from 2002 primarily due to the Pershing sale. Segment profit was CHF 271 million, a decrease of CHF 84 million, or 23.7%, in 2003 resulting primarily from the sale of Pershing, offset in part by the extraordinary gain in 2003 on the sale of a 50% interest in a Japanese online broker.

Operating expenses decreased CHF 1,190 million, or 48.7%, with personnel expenses declining CHF 690 million, or 45.7%, and other operating expenses declining CHF 500 million, or 53.5%, in 2003 primarily as a result of the sale of Pershing and cost reduction

CSFB Financial Services income statement [1]

in CHF m	2003	2002
Net interest income	**54**	317
Net commission and service fee income	**1,318**	2,575
Net trading income	**140**	166
Other ordinary income	**48**	48
Operating income	**1,560**	3,106
Personnel expenses	**819**	1,509
Other operating expenses	**435**	935
Operating expenses	**1,254**	2,444
Gross operating profit	**306**	662
Depreciation of non-current assets	**37**	142
Valuation adjustments, provisions and losses	**35**	23
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**234**	497
Extraordinary income/(expenses), net	***134***	*0*
Taxes	**(97)**	(142)
Net operating profit before exceptional items, acquisition-related costs and *cumulative effect of change in accounting principle (segment result)*	**271**	355

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain *acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items* and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

measures. Excluding the effect of the Pershing sale, there was an 8.2% reduction in headcount and a decrease in operating expenses of 11.3% compared with 2002.

In 2003, Credit Suisse Asset Management's assets under management decreased CHF 19.9 billion, or 4.8%, to CHF 392.9 billion. Of the decline in assets under management, CHF 24.4 billion was attributable to changes in reporting, predominantly to conform to the Swiss Federal Banking Commission's new definitions. Excluding these changes, assets under management increased by CHF 4.5 billion, due to CHF 21.0 billion of market performance gains, mostly offset by CHF 14.8 billion net outflow of assets and CHF 1.7 billion of foreign exchange declines. In 2003, Credit Suisse Asset Management's discretionary assets under management decreased CHF 0.6 billion, or 0.2%, to CHF 278.1 million while discretionary mutual funds distributed increased CHF 3.5 billion, or 3.3%, to CHF 110.0 billion. Private Client Services' assets under management decreased CHF 6.3 billion, or 9.3%, to CHF 61.2 billion. Of the decline in assets under management, CHF 3.9 billion were attributable to a change in the definition of assets under management, CHF 7.8 billion to foreign exchange declines, and CHF 0.9 billion were due to a net outflow of assets, which was offset by CHF 5.3 billion of market performance gains and CHF 1.0 billion from the Volaris acquisition. Private Client Services' discretionary assets under management decreased by CHF 0.7 billion, or 3.8%, to CHF 17.6 billion.

CSFB Financial Services key information [1]

based on CHF amounts	2003	2002
Cost/income ratio [2]	**82.8%**	83.3%
Average allocated capital in CHF m	**529**	939
Pre-tax margin [2]	**23.6%**	16.0%
Personnel expenses/operating income [2]	**52.5%**	48.6%
Net new assets Credit Suisse Asset Management in CHF bn (discretionary) [3]	**(14.8)**	(31.3)
Net new assets Private Client Services in CHF bn	**(0.9)**	8.0
Growth in assets under management [3]	**(5.8%)**	(24.2%)
Growth in discretionary assets under management – Credit Suisse Asset Management [3]	**(0.2%)**	(23.5%)
of which net new assets [3]	**(5.3%)**	(8.6%)
of which market movement and structural effects	**5.1%**	(14.9%)
Growth in net new assets Private Client Services	**(1.3%)**	8.6%
	31.12.03	31.12.02
Assets under management in CHF bn [3]	**454.1**	482.2
of which Credit Suisse Asset Management [3]	**392.9**	412.8
of which Private Client Services	**61.2**	67.5
Discretionary assets under management in CHF bn [3]	**295.7**	297.0
of which Credit Suisse Asset Management [3]	**278.1**	278.7
of which mutual funds distributed	**110.0**	106.5
of which Private Client Services	**17.6**	18.3
Advisory assets under management in CHF bn [3]	**158.4**	185.2
Number of employees (full-time equivalents)	**2,602**	6,783

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
[2] Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment. [3] Credit Suisse Asset Management figures for Assets under Management and Net New Assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

The following tables provide the results of Credit Suisse First Boston and its segments on a US dollar basis.

Credit Suisse First Boston business unit income statement [1]

in USD m	2003	2002
Operating income	**10,783**	11,559
Personnel expenses	**5,581**	6,088
Other operating expenses	**2,543**	2,964
Operating expenses	**8,124**	9,052
Gross operating profit	**2,659**	2,507
Depreciation of non-current assets	**408**	481
Valuation adjustments, provisions and losses	**295**	1,679
Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**1,956**	347
Extraordinary income/(expenses), net	**124**	262
Taxes [2]	**(459)**	25
Net operating profit/(loss) before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	**1,621**	634
Acquisition interest	**(198)**	(323)
Amortization of retention payments	**(158)**	(413)
Amortization of acquired intangible assets and goodwill	**(807)**	(835)
Exceptional items	**0**	(890)
Cumulative effect of change in accounting principle [3]	**236**	162
Tax impact	**176**	487
Net profit/(loss)	**870**	(1,178)

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group's segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to "Reconciliation of operating results to Swiss GAAP". [2] Excluding tax impact on acquisition-related costs, exceptional items and cumulative effect of change in accounting principle. [3] In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Reconciliation to net operating profit

in USD m	2003	2002
Net profit/(loss)	**870**	(1,178)
Amortization of acquired intangible assets and goodwill, net of tax	**657**	683
Exceptional items, net of tax	**0**	813
Cumulative effect of change in accounting principle, net of tax	**(138)**	(162)
Net operating profit	**1,389**	156

Institutional Securities income statement [1]

in USD m	2003	2002
Fixed Income	**4,580**	4,183
Equity	**2,605**	2,807
Investment Banking	**2,478**	3,140
Other	**(35)**	(562)
Operating income	**9,628**	9,568
Personnel expenses	**4,975**	5,120
Other operating expenses	**2,221**	2,365
Operating expenses	**7,196**	7,485
Gross operating profit	**2,432**	2,083
Depreciation of non-current assets	**381**	390
Valuation adjustments, provisions and losses	**269**	1,664
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**1,782**	29
Extraordinary income/(expenses), net	**25**	262
Taxes	**(387)**	116
Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	**1,420**	407

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

CSFB Financial Services income statement [1]

in USD m	2003	2002
Net interest income	**39**	203
Net commission and service fee income	**976**	1,650
Net trading income	**104**	107
Other ordinary income	**36**	31
Operating income	**1,155**	1,991
Personnel expenses	**606**	968
Other operating expenses	**322**	599
Operating expenses	**928**	1,567
Gross operating profit	**227**	424
Depreciation of non-current assets	**27**	91
Valuation adjustments, provisions and losses	**26**	15
Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	**174**	318
Extraordinary income/(expenses), net	**99**	0
Taxes	**(72)**	(91)
Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	**201**	227

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Introduction

The Group's consolidated results are prepared in accordance with Swiss GAAP, while the Group's segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to note 4 of the notes to the consolidated financial statements. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group's consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The "Reclassifications" columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit

The following table sets forth the reconciliation of operating to consolidated results for the year ended December 31, 2003:

	Credit Suisse Financial Services			Credit Suisse First Boston				
in CHF m	Operating basis	Re-classifi-cations	Swiss GAAP basis	Operating basis	Re-classifi-cations	Swiss GAAP basis	Corporate Center [1]	Credit Suisse Group
Operating income	13,892	(1,077)[2]	**12,815**	14,557	(962)[3][4][5]	**13,595**	(88)	**26,322**
Personnel expenses	5,434		**5,434**	7,534	425 [3][4]	**7,959**	237	**13,630**
Other operating expenses	3,067		**3,067**	3,434	(984)[4]	**2,450**	(246)	**5,271**
Operating expenses	8,501		**8,501**	10,968		**10,409**	(9)	**18,901**
Gross operating profit	5,391		**4,314**	3,589		**3,186**	(79)	**7,421**
Depreciation of non-current assets	972		**972**	551		**551**	364	**1,887**
Amortization of acquired intangible assets and goodwill	–	102	**102**	–	1,090 [3]	**1,090**	(5)	**1,187**
Valuation adjustments, provisions and losses	374	82 [6]	**456**	398		**398**	7	**861**
Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	4,045		**2,784**	2,640		**1,147**	(445)	**3,486**
Extraordinary income/(expenses), net	127	1,077 [2]	**1,204**	168		**168**	100	**1,472**
Cumulative effect of change in accounting principle	–	1	**1**	–	318	**318**	0	**319**
Taxes	75	22	**97**	(620)	238	**(382)**	131	**(154)**
Net profit before minority interests	4,247		**4,086**	2,188		**1,251**	(214)	**5,123**
Minority interests	14		**14**	0	(77)[5]	**(77)**	(61)	**(124)**
Net profit	4,261		**4,100**	2,188		**1,174**	(275)	**4,999**
Reconciliation to business unit results								
Acquisition interest				(267)	267			
Amortization of retention payments				(213)	213			
Amortization of acquired intangible assets and goodwill	(102)	102		(1,090)	1,090			
Cumulative effect of change in accounting principle	1	(1)		318	(318)			
Tax impact	2	(2)		238	(238)			
Business unit result	4,162			1,174				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,077 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 267 m allocated to operating income, amortization of retention payments of CHF 213 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,090 m. [4] *Reflects brokerage, execution and clearing expenses of CHF 772 m reclassified from other operating expenses to operating income and contractor costs of CHF 151* m and staff recruitment costs of CHF 61 m reclassified from other operating expenses to personnel expenses. [5] Reflects expenses of CHF 77 m related to certain redeemable preferred securities reclassified from operating income to minority interests. [6] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 82 m.

The following table sets forth the reconciliation of operating to consolidated results for the year ended December 31, 2002:

in CHF m	Credit Suisse Financial Services Operating basis	Credit Suisse Financial Services Re-classifi-cations	Credit Suisse Financial Services Swiss GAAP basis	Credit Suisse First Boston Operating basis	Credit Suisse First Boston Re-classifi-cations	Credit Suisse First Boston Swiss GAAP basis	Corporate Center [1]	Credit Suisse Group
Operating income	12,152	132 [2]	12,284	18,033	(1,313) [3][4][5]	16,720	(966)	28,038
Personnel expenses	5,944	50 [6]	5,994	9,496	1,244 [3][4][7]	10,740	176	16,910
Other operating expenses	3,625	38 [6]	3,663	4,625	(1,246) [4]	3,379	(423)	6,619
Operating expenses	9,569		9,657	14,121		14,119	(247)	23,529
Gross operating profit	2,583		2,627	3,912		2,601	(719)	4,509
Depreciation of non-current assets	1,006	45 [6]	1,051	751		751	371	2,173
Amortization of acquired intangible assets and goodwill	–	198 [6]	198	–	1,303 [3]	1,303	(2)	1,499
Valuation adjustments, provisions and losses	390	120 [8]	510	2,618	984 [7]	3,602	318	4,430
Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,187		868	543		(3,055)	(1,406)	(3,593)
Extraordinary income/(expenses), net	48	(132) [2]	(84)	408	(163) [7]	245	182	343
Cumulative effect of change in accounting principle	–	266	266	–	254	254	0	520
Taxes	(1,517)	45	(1,472)	40	759	799	77	(596)
Net profit/(loss) before minority interests	(282)		(422)	991		(1,757)	(1,147)	(3,326)
Minority interests	151		151	0	(79) [5]	(79)	(55)	17
Net profit/(loss)	(131)		(271)	991		(1,836)	(1,202)	(3,309)
Reconciliation to business unit results								
Acquisition interest				(504)	504			
Amortization of retention payments				(644)	644			
Amortization of acquired intangible assets and goodwill	(139)	139		(1,303)	1,303			
Exceptional items	(192)	192		(1,389)	1,389			
Cumulative effect of change in accounting principle	266	(266)		254	(254)			
Tax impact	16	(16)		759	(759)			
Business unit result	(180)			(1,836)				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects net gains/(losses) from sales of investments within the insurance business of CHF -132 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 504 m allocated to operating income, amortization of retention payments of CHF 644 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,303 m. [4] Reflects brokerage, execution and clearing expenses of CHF 888 m reclassified from other operating expenses to operating income and contractor costs of CHF 272 m and staff recruitment costs of CHF 86 m reclassified from other operating expenses to personnel expenses. [5] Reflects expenses of CHF 79 m related to certain redeemable preferred securities reclassified from operating income to minority interests. [6] Reflects exceptional items allocated to personnel expenses of CHF 50 m, to other operating expenses of CHF 38 m, to depreciation of non-current assets of CHF 45 m and to amortization of acquired intangible assets and goodwill of CHF 59 m. [7] Reflects exceptional items allocated to personnel expenses of CHF 242 m, to valuation adjustments, provisions and losses of CHF 984 m and to extraordinary expenses of CHF 163 m. [8] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 120 m.

results because management believes that this enables both them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results provide, in management's view, a more useful indication of the financial performance of the operating business as they reflect the core businesses' operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit

The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the Reclassifications column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis because management believes that the statistical model provides a long-term view of credit loss experience. In addition, gains or losses related to divestitures and sales of investments within the insurance business are recorded as operating income at the insurance segments and the business unit level and reclassified to extraordinary income/expenses in the reconciliation in accordance with Swiss GAAP due to differing income statement presentation. The 2002 Credit Suisse Financial Services operating basis business unit results included exceptional items of CHF 192 million pre-tax which were recognized as a result of focusing the European initiative on private banking clients.

Credit Suisse First Boston business unit

The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income in the consolidated results); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses in the consolidated results); and add to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests in the consolidated results). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

SUPPLEMENT DATED
APRIL 19, 2004
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED APRIL 29, 2003



RECEIVED
APR 23 2004

2003 Financial Information

On April 15, 2004, we published our 2003 Annual Report, which is included in this supplement as Annex I.

On March 31, 2004, Credit Suisse Group published its 2003 Annual Report, including the results of operations for the CSFB business unit, some of which is excerpted and included in this supplement as Annex II. The results of operations of the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects –Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services" in the Information Statement. The Credit Suisse Group Annual Report is available on Credit Suisse Group's website at www.credit-suisse.com.